Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

GTCR GRIDLOCK HOLDINGS (CAYMAN), L.P.,

GTCR GRIDLOCK HOLDINGS, INC.,

GTCR GRIDLOCK ACQUISITION SUB, INC.

and

GLOBAL TRAFFIC NETWORK, INC.

Dated as of August 2, 2011

3.25	Required Vote	34
3.26	Brokers	35
3.27	Anti-Corruption Laws	35

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER		35

4.1	Organization and Qualification	35
4.2	Authority	35
4.3	No Conflict	36
4.4	Required Filings and Consents	36
4.5	Litigation	37
4.6	Information in the Proxy Statement	37
4.7	Information in the Offer Documents, and the Schedule 13E-3	37
4.8	Commitment Letter	37
4.9	Guaranty	38
4.10	Ownership of the Purchaser; No Prior Activities	38
4.11	Management Arrangements	38
4.12	Brokers	39

ARTICLE 5 COVENANTS		39

5.1	Conduct of Business by the Company Pending the Closing	39
5.2	Meeting of Stockholders to Approve the Merger	42
5.3	Access to Information; Confidentiality	43
5.4	Solicitation; Change in Recommendation	43
5.5	Appropriate Action; Consents; Filings	48
5.6	Certain Notices	50
5.7	Public Announcements	50
5.8	Indemnification of Directors and Officers	51
5.9	Financing Cooperation	52
5.10	State Takeover Laws	53
5.11	Section 16 Matters	53
5.12	Employees	53
5.13	Rule 14d–10(d) Matters	54
5.14	Stockholder Litigation	55
5.15	Stock Exchange De-listing	55
5.16	Obligations of the Purchaser	55
5.17	FIRPTA Certificate	55

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE RESTRUCTURING TRANSACTIONS AND THE MERGER		55

6.1	Conditions to Obligations of Each Party Under This Agreement	55

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		56

7.1	Termination	56
7.2	Effect of Termination	58

2

7.3	Limitation on Recourse	59
7.4	Amendment	59
7.5	Waiver	59

ARTICLE 8 GENERAL PROVISIONS		60

8.1	Non-Survival of Representations and Warranties	60
8.2	Fees and Expenses	60
8.3	Notices	60
8.4	Certain Definitions	61
8.5	Terms Defined Elsewhere	67
8.6	Headings	72
8.7	Severability	72
8.8	Entire Agreement	72
8.9	Assignment	72
8.10	Parties in Interest	73
8.11	Mutual Drafting; Interpretation	73
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	73
8.13	Counterparts	74
8.14	Specific Performance	74

ANNEX I Conditions to the offer

Exhibit A Top-Up Option Promissory Note

3

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 2, 2011 (this “Agreement”), by and among GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”) acting by its general partner, GTCR Gridlock Partners, Ltd., a Cayman Islands limited company, GTCR Gridlock Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“U.S. Parent”), GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of U.S. Parent (the “Purchaser”), and Global Traffic Network, Inc., a Nevada corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement, unless the context indicates otherwise.

RECITALS

WHEREAS, the Boards of Directors of U.S. Parent, the Purchaser and the Company and the general partner of Parent for and on behalf of Parent have adopted and approved this Agreement and the acquisition of the Company by Parent or a Subsidiary thereof upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to this Agreement, the Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $.001 per share, of the Company (the “Shares”), at a price per Share of $14.00 (such amount or any greater amount per Share that may be paid pursuant to the Offer in accordance with the terms of this Agreement, the “Offer Price”), payable to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, including, if required, approval of the stockholders of the Company pursuant to Section 5.2, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), in accordance with Chapters 78 and 92A of the Nevada Revised Statutes (as amended to date, the “NRS”), whereby each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b)) will be converted into the right to receive the Offer Price, payable to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer and prior to the completion of the Merger, the parties have agreed, upon the terms and subject to the conditions set forth in this Agreement, to effect the Restructuring Transactions pursuant to which, among other things, certain direct or indirect Subsidiaries of Parent will acquire the outstanding Equity Interests of Global Traffic Canada, Inc., an Alberta unlimited liability corporation (“GTN Canada”), Global Traffic Network (UK) Limited, a private company limited by shares incorporated in England and Wales (“GTN UK”), and Global Alert Network, Inc., a Nevada corporation (“GTN Alert”);

WHEREAS, the Special Committee of the Board of Directors of the Company (the “Special Committee”) has determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the interests of the Company and the unaffiliated stockholders, and has unanimously recommended to the Board of Directors of the Company (the “Company Board”), that the Company Board approve and adopt this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, the Company Board has unanimously (a) determined that the transactions contemplated by this Agreement, including the Offer and the Merger on the terms and subject to the conditions set forth herein, are fair to and in the interests of the Company and the unaffiliated stockholders, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (c) authorized and approved the Top-Up Option and the issuance of newly issued shares of Company Common Stock pursuant to the exercise thereof in accordance with the terms of this Agreement, and (d) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, approve this Agreement and the Merger (the “Company Board Recommendation”);

WHEREAS, the general partner of Parent and the Boards of Directors of U.S. Parent and the Purchaser have, upon the terms and subject to the conditions set forth herein, unanimously (a) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of Parent, U.S. Parent and the Purchaser and their respective stockholders, and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company the guaranty (the “Guaranty”) of the Guarantor, dated as of the date hereof and pursuant to which the Guarantor has guaranteed Parent’s, U.S. Parent’s and Purchaser’s obligations under this Agreement on the terms and conditions set forth therein;

WHEREAS, as a condition to and inducement of Parent’s, U.S. Parent’s and the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, Chairman of the Company is entering into a contribution, non-tender and support agreement with Parent (the “Contribution Agreement”) pursuant to which such stockholder shall, among other things, agree not to tender any Shares owned by such stockholder in the Offer, to support the Offer and the Merger as provided in the Contribution Agreement and to contribute certain Shares owned by such stockholder and identified in the Contribution Agreement (the “Contributed Shares”) to Parent following the Acceptance Time and prior to the Effective Time upon admission as a limited partner of Parent; and

WHEREAS, Parent, U.S. Parent, the Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer, the Merger and the other transactions contemplated by this Agreement and also to prescribe various conditions to the Offer, the Merger and the other transactions contemplated by this Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

THE OFFER; THE RESTRUCTURING TRANSACTIONS AND THE MERGER

1.1    The Offer.

(a) As promptly as practicable (and in any event within five (5) Business Days) after the date hereof, the Purchaser shall commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Offer to purchase all the outstanding Shares at the Offer Price. The consummation of the Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (A) that number of Shares which, together with the Contributed Shares and any other Shares then subject to the Contribution Agreement and the number of Shares (if any) then owned of record by Parent or any of its wholly-owned direct or indirect Subsidiaries, including the Purchaser, or with respect to which Parent or any of its wholly-owned direct or indirect Subsidiaries, including the Purchaser, otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of the Company then outstanding (determined on a fully diluted basis) and entitled to vote upon the adoption of this Agreement and approval of the Merger, and (B) that number of Shares which represents at least a majority of the Shares then issued and outstanding, excluding from such calculation (x) the Contributed Shares and any other Shares then subject to the Contribution Agreement, (y) other Shares then owned of record or beneficially by any executive officer (within the meaning of Section 16 under the Exchange Act) of the Company (provided, that any Shares that may be deemed to be beneficially owned by the stockholder party to the Contribution Agreement pursuant to that certain Voting Agreement dated September 30, 2005, by and between the Investor and the Robert L. Johander Revocable Trust u/a/d December 18, 2006, as amended or extended from time to time, shall not be deemed to be beneficially owned by such stockholder for purposes of this calculation), and (z) any Shares then beneficially owned by Parent or any of its direct or indirect Subsidiaries, including the Purchaser (collectively, the “Minimum Condition”); and (ii) the satisfaction, or waiver by the Purchaser, of the other conditions and requirements set forth in Annex I. The conditions and requirements to the Offer set forth in Annex I are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such condition and, other than the Minimum Condition and the Governmental Approval Condition, may be waived by the Purchaser, in its sole discretion, in whole or in part at any time and from time to time, subject to this Section 1.1.

(b) Subject to the satisfaction of the Minimum Condition and the Governmental Approval Condition, and the satisfaction, or waiver by the Purchaser, of the other conditions and requirements set forth in Annex I, the Purchaser shall accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Purchaser is legally permitted to do so under applicable Law. The Offer Price payable in respect of each Share validly tendered and not properly withdrawn pursuant to the Offer shall be promptly paid to the seller in cash, without interest, subject to any withholding of Taxes required by applicable Law.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer in accordance with this Agreement, including the Minimum Condition and the other conditions and requirements set forth in Annex I. The Purchaser expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise contemplated by this Agreement or as previously approved by the Company in writing (by action of the Company Board upon the recommendation of the Special Committee), the Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition or the Governmental Approval Condition, (v) amend any of the other conditions or requirements to the Offer set forth in Annex I in a manner adverse to the holders of Shares or (vi) add any additional conditions or requirements (other than procedural and other customary requirements for tendering Shares) to the Offer that are not expressly set forth in Annex I.

(d) Unless extended in accordance with the terms of this Agreement, the Offer shall expire at 5:00 p.m. (New York City time) on the date that is the later of: (i) twenty-one (21) Business Days following the commencement of the Offer and (ii) three (3) Business Days following the Solicitation Period End Date (such date and time, the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended in accordance with this Agreement, such later date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended in accordance with this Agreement, the “Expiration Date”).

(e) If on or prior to the second (2nd) Business Day following the Solicitation Period End Date, the Company has delivered a notice of Exempted Person in accordance with Section 5.4(b), the Purchaser shall extend the Offer for successive periods of at least three (3) Business Days each until 5:00 p.m. (New York City time) on the Business Day immediately following the Cut-Off Date, provided, however, that the Purchaser shall not be required to extend the Offer if on or prior to the then scheduled Expiration Date all Competing Proposals by Exempted Persons have expired by their terms or been withdrawn or terminated. If on or prior to any then scheduled Expiration Date, all of the conditions to the Offer (including the Minimum Condition and the other conditions and requirements set forth in Annex I) have not been satisfied, or if permitted by Section 1.1(c), waived by the Purchaser, the Purchaser shall extend the Offer for successive periods of up to ten (10) Business Days each, the length of each such period to be determined by the Purchaser in its sole discretion, in order to permit the satisfaction of such conditions; provided, however, that the Purchaser shall not, and shall not be required to, extend the Offer (i) beyond November 15, 2011 (the “Initial Outside Date”), or (ii) if, on the Initial Outside Date, all of the conditions to the Offer have been satisfied, or waived by the Purchaser, other than the Minimum Condition and either or both of the Governmental Approval Condition or the condition to the Offer set forth in clause (c)(ii)(z) of Annex I, beyond December 31, 2011 (the “Extended Outside Date”); provided, further, that the Purchaser shall not be required to extend the Offer (but may elect to do so in its sole discretion) beyond the Business

Day immediately following the Cut-Off Date, if the Company has delivered a notice of Exempted Person in accordance with Section 5.4(b), unless the Company Board has rejected the Competing Proposal giving rise to such notice and reconfirmed the Company Board Recommendation, which rejection of such Competing Proposal and reconfirmation of the Company Board Recommendation has been publicly announced by the Company. In addition, the Purchaser shall extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff.

(f) If necessary to obtain sufficient Shares to reach the Short Form Threshold (without regard to the exercise of the Top-Up Option), the Purchaser may, in its sole discretion, provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. Subject to the terms and conditions of this Agreement and the Offer, the Purchaser shall immediately accept for payment, and pay for, all Shares that are validly tendered pursuant to the Offer during such “subsequent offering period”. The Offer Documents will provide for the possibility of a “subsequent offering period” in a manner consistent with the terms of this Section 1.1(f) and Rule 14d-11 under the Exchange Act.

(g) The Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article 7. If this Agreement is terminated pursuant to Article 7, the Purchaser shall promptly (and in any event within seventy-two (72) hours of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by the Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, the Purchaser shall not accept any Shares pursuant to the Offer and shall promptly return, and shall cause any depositary acting on behalf of the Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(h) As soon as practicable on the date of the commencement of the Offer, the Purchaser shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal and a form of summary advertisement (collectively, together with any amendments, supplements and exhibits thereto, the “Offer Documents”). The Purchaser may, but shall not be required to, provide guaranteed delivery procedures for the tender of Shares in the Offer. The Purchaser agrees to cause the Offer Documents to be disseminated to holders of Shares, as and to the extent required by the Exchange Act. The Purchaser agrees to promptly correct any information included or incorporated by reference in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Purchaser agrees to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. The Company agrees to notify the Purchaser in writing if and to the extent that the Company becomes aware that any information provided to the Purchaser by the Company expressly for use in the Offer Documents becomes false or misleading in any material respect.

The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC, and the Purchaser shall give due consideration to the additions, deletions or changes suggested thereto by the Company and its counsel. In addition, the Purchaser shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review any such written responses and the Purchaser shall give due consideration to the additions, deletions or changes suggested thereto by the Company and its counsel.

1.2    Company Actions.

(a) The Company shall use its commercially reasonable efforts to, contemporaneous with the commencement of the Offer (and, in any case, the Company shall as soon as practicable following the commencement of the Offer), in accordance with the rules and regulations promulgated by the SEC under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.4(d), contain the Company Board Recommendation. The Company shall also include in the Schedule 14D-9, in its entirety, the Fairness Opinion, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act. The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation and the Fairness Opinion; provided, that the Company shall have the right to approve such description. The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of Shares, as and to the extent required by the Exchange Act. To the extent requested by the Purchaser, the Company shall use its commercially reasonable efforts to cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Shares together with the Offer Documents disseminated to the holders of Shares. The Company agrees to promptly correct any information included or incorporated by reference in the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. The Purchaser agrees to notify the Company in writing if and to the extent that the Purchaser becomes aware that any information provided to the Company by the Purchaser expressly for use in the Schedule 14D-9 becomes false or misleading in any material respect. The Purchaser and its counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the additions, deletions or changes suggested thereto by the Purchaser and its counsel. In addition, the Company shall provide the Purchaser and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses thereto. The Purchaser and its counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the additions, deletions or changes suggested thereto by the Purchaser and its counsel.

(b) Promptly after the date hereof and otherwise from time to time as requested by the Purchaser or its agents, the Company shall furnish or cause to be furnished to the Purchaser mailing labels, security position listings, non-objecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial holders of the Shares as of the most recent practicable date, and shall promptly furnish Purchaser with such information (including updated lists of holders of the Shares and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as the Purchaser or its agents may reasonably request in communicating with the record and beneficial holders of Shares. In addition, in connection with the Offer, the Company shall, and shall use its commercially reasonable efforts to cause any third parties to, cooperate with the Purchaser and its agents to disseminate the Offer Documents to holders of Shares held in or subject to any Company Stock Option Plan or other Benefit Plan, and to permit such holders of Shares to tender Shares in the Offer.

1.3    Schedule 13E-3. The Company and the Purchaser shall use their commercially reasonable efforts to, contemporaneous with the commencement of the Offer (and, in any case, Company and the Purchaser shall as soon as practicable following the commencement of the Offer), in accordance with the rules and regulations promulgated by the SEC under the Exchange Act, file with the SEC a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the transactions contemplated by this Agreement (together with all amendments, supplements and exhibits thereto, the “Schedule 13E-3”); provided, that at its option, subject to applicable Law, the Purchaser may include the Schedule 13E-3 in the Schedule TO included in the Offer Documents in which case the Company shall separately file a Schedule 13E-3 on such date with respect to the transactions contemplated by this Agreement. The Company, on the one hand, and the Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 13E-3, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and to cause the Schedule 13E-3, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. Each of the Company, the Purchaser and their respective counsel shall be given a reasonable opportunity to review the Schedule 13E-3 before it is filed with the SEC, and each party shall give due consideration to the additions, deletions or changes suggested thereto by each other party. In addition, the Company, on the one hand, and the Purchaser, on the other hand, agree to provide the other party and their respective counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 13E-3 promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

1.4    Directors.

(a) After the Purchaser accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer in accordance with the terms of the Offer and this Agreement (the “Acceptance Time”), and at all times thereafter, the Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the

Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by the Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and its direct or indirect wholly-owned Subsidiaries, including the Purchaser, together with the Contributed Shares, bears to the total number of Shares then outstanding. After the Acceptance Time, the Company shall, upon the Purchaser’s request, take all actions as are reasonably necessary or desirable to enable the Purchaser’s designees to be so elected or designated to the Company Board, including promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the Company Bylaws if necessary to increase the size of the Company Board) and/or using its commercially reasonable efforts to promptly secure the resignations of such number of its incumbent directors, and shall cause the Purchaser’s designees to be so elected or designated at such time. After the Acceptance Time, the Company shall also, upon the Purchaser’s request, cause the directors elected or designated by the Purchaser to the Company Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each Company Subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and the listing requirements of the NASDAQ Global Market (“NASDAQ”). After the Acceptance Time, the Company shall also, to the extent permitted by the NASDAQ rules and upon the Purchaser’s request, take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Rule 4350(c) and make all necessary filings and disclosures associated with such status. The provisions of this Section 1.4(a) are in addition to and shall not limit any rights that Parent or its direct or indirect Subsidiaries, including the Purchaser, may have as a record holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.

(b) The Company’s obligations to appoint the Purchaser’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.4, including mailing to stockholders (together with the Schedule 14D-9) any information required by Section 14(f) and Rule 14f-1 to enable the Purchaser’s designees to be elected or designated to the Company Board at the time or times contemplated by this Section 1.4. The Purchaser shall supply or cause to be supplied to the Company any information with respect to U.S. Parent or the Purchaser, and their respective officers, directors and affiliates, and the proposed designees to the Company Board required by Section 14(f) and Rule 14f-1. To the extent the Company shall be required to make a separate mailing to stockholders pursuant to this Section 1.4(b), the Purchaser shall pay or reimburse the Company for any and all reasonable documented out-of-pocket expenses incurred to comply with this Section 1.4(b).

(c) After the Purchaser’s designees are elected or designated to, and constitute a majority of, the Company Board pursuant to Section 1.4(a), and prior to the Effective Time, the Company Board shall include at least three (3) directors who are members of the Company Board on the date hereof, each of whom shall be an “independent director” as defined by NASDAQ Rule 4200(a)(15) and eligible to serve on each of the Company’s audit committee and compensation committee under the Exchange Act and NASDAQ rules and, at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall, if necessary, take all action reasonably necessary (including creating a committee of the Company Board) so that the remaining Continuing Director or Continuing Directors shall be entitled to elect or designate another Person that satisfies the foregoing independence requirements to fill such vacancy, and such Person so elected or designated shall be deemed to be a Continuing Director for purposes of this Agreement. After the Purchaser’s designees are elected or designated to, and constitute a majority of, the Company Board pursuant to Section 1.4(a), and prior to the Effective Time, in addition to any approvals of the Company Board or the stockholders of the Company as may be required by the Company Charter, the Company Bylaws or applicable Law, the affirmative vote of a majority of the Continuing Directors shall be required (i) for the Company to terminate or amend this Agreement, (ii) for the Company to exercise or waive any of the Company’s rights, benefits or remedies under this Agreement, (iii) to permit the Company to, or cause or permit any of the Company Subsidiaries to, enter into any Related Party Transaction, and (iv) to take any other action of the Company Board under or in connection with this Agreement. The Continuing Directors shall have, and the Purchaser and the Company Board shall take all necessary action to cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company, as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement.

1.5    The Stock Purchase and Other Restructuring Transactions.

(a) Following the Acceptance Time and prior to the Effective Time, upon the terms and subject to the conditions of this Agreement, (i) the Company agrees to sell, convey and transfer, or cause its applicable Company Subsidiary to sell, convey and transfer, to Parent or its Subsidiary, and Parent agrees to, or to cause its Subsidiary to, purchase from the Company or the applicable Company Subsidiary (the “Stock Purchase”), all of the outstanding shares of capital stock or other Equity Interests of GTN Canada, all of the outstanding shares of capital stock or other Equity Interests of GTN UK and all of the outstanding shares of capital stock or other Equity Interests of GTN Alert (collectively the “Subsidiary Shares”) as further set forth on Schedule 1.5 attached hereto, and (ii) each of the Company and Parent agree, and agree to cause their respective Subsidiaries, to effect each of the other restructuring transactions described on Schedule 1.5 attached hereto (such other restructuring transactions, together with the Stock Purchase, the “Restructuring Transactions”), in the case of clauses (i) and (ii), if and as requested by Parent. The Company shall transfer and deliver, or shall cause its applicable Company Subsidiary to transfer and deliver, to Parent, or one or more of its designees, as applicable, at the Restructuring Closing, good and valid title to the Subsidiary Shares free and clear of all Liens.

(b) The closing of the Restructuring Transactions (the “Restructuring Closing”) will take place at 10:00 a.m. (New York City time) on a date to be specified by Parent (the “Restructuring Closing Date”) after satisfaction or waiver of all of the conditions to the Restructuring Closing (other than those conditions that by their nature are to be satisfied at the Restructuring Closing, but subject to the fulfillment or waiver of those conditions at the Restructuring Closing), such date to be no later than the first (1st) Business Day prior to the

Closing Date, at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606, unless another time, date or place is agreed to in writing by the parties hereto. On the Restructuring Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent and the Company shall cause the appropriate purchase agreements, deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things that are necessary or desirable to give effect to and/or consummate the Restructuring Transactions, and to vest, perfect or confirm of record or otherwise in the appropriate Person its right, title or interest in, to or under any of the rights, properties or assets that are the subject of any of the Restructuring Transactions, as may be reasonably determined by Parent.

1.6    The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NRS, at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in the applicable provisions of the NRS. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall be identical to the articles of incorporation and bylaws, respectively, of the Company, as in effect immediately prior to the Effective Time and shall be the articles of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended in accordance with applicable Law and the applicable provisions of the articles of incorporation and bylaws.

(c) The directors of the Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation and any applicable agreement with such officer.

(d) If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or the Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.7 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. (New York City time) on a date to be specified by the parties (the “Closing Date”), such date to be at least one calendar day after the Restructuring Closing Date and no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606, unless another time, date or place is agreed to in writing by the parties hereto. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, U.S. Parent, the Purchaser and the Company shall cause an appropriate articles of merger or other appropriate documents (the “Articles of Merger”) to be executed and filed with the Secretary of State of the State of Nevada in accordance with the relevant provisions of the NRS and shall make all other filings or recordings required under the NRS. The Merger shall become effective at the date and time the Articles of Merger shall have been duly filed with the Secretary of State of the State of Nevada or such other date and time as is agreed upon by the parties and specified in the Articles of Merger, such later date and time hereinafter referred to as the “Effective Time”.

1.8 Merger Without Meeting of Stockholders. Notwithstanding the terms of Section 5.2, if after the Acceptance Time and, if applicable, the expiration of any “subsequent offering period” provided by the Purchaser in accordance with this Agreement and the exercise of the Top-Up Option, the Purchaser holds of record at least 90% of the outstanding shares of each class of capital stock of the Company entitled to vote on the approval of this Agreement under applicable Law (the “Short Form Threshold”), the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 92A.180 of the NRS.

1.9 Top-Up Option.

(a) The Company hereby irrevocably grants to the Purchaser a non-transferable, non-assignable option (the “Top-Up Option”), exercisable from and after the Acceptance Time only upon the terms and subject to the conditions set forth herein, to purchase at a price per share equal to the Offer Price an aggregate number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned of record by the Purchaser at the time of such exercise, shall constitute one (1) share more than

90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of Shares pursuant thereto, the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares) and all of the conditions to the Merger would be satisfied; provided, further, that in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then total authorized and unissued Shares. Upon the Purchaser’s request, the Company shall cause its transfer agent to certify in writing to the Purchaser the number of Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares. The Purchaser shall pay the Company the aggregate par value of the Top-Up Option Shares in cash and the balance of the aggregate price required to be paid for the Top-Up Option Shares shall be paid by delivery to the Company of a promissory note (the “Promissory Note”). The Promissory Note shall be substantially in the form of Exhibit A hereto and shall be full recourse against the Purchaser, shall be guaranteed by Parent and U.S. Parent, shall bear interest at the rate of interest per annum equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal, shall mature on the first anniversary of the date of execution and delivery of such Promissory Note and may be prepaid without premium or penalty.

(b) Provided that no applicable Law shall prohibit the exercise of the Top-Up Option or the issuance of the Top-Up Option Shares pursuant thereto, or otherwise make such exercise or issuance illegal, the Purchaser may exercise the Top-Up Option, in whole but not in part, after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the valid termination of this Agreement.

(c) To exercise the Top-Up Option, the Purchaser shall send to the Company a written notice (a “Top-Up Exercise Notice”) specifying the aggregate number of Shares as to which the Top-Up Option is being exercised, the denominations of the certificate or certificates evidencing the Top-Up Option Shares that the Purchaser wishes to receive, and the place, time and date for the closing of the purchase and sale pursuant to the Top-Up Option (the “Top-Up Closing”). The Company shall, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to the Purchaser confirming the number of Top-Up Option Shares and the aggregate purchase price therefor (the “Top-Up Notice Receipt”). At the Top-Up Closing, the Purchaser shall deliver to the Company the consideration required to be delivered in exchange for the Top-Up Option Shares in an aggregate amount equal to the purchase price specified in the Top-Up Notice Receipt, and the Company shall cause to be issued and delivered to the Purchaser a certificate or certificates representing the Top-Up Option Shares. Such certificates shall include any legends that are required by applicable Law. The Purchaser acknowledges that the Top-Up Option Shares shall not be registered under the Securities Act, and shall be issued in reliance upon an exemption for transactions not involving a public offering. The Purchaser agrees that the Top-Up Option, and the Top-Up Option Shares are being and shall be acquired by the Purchaser for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of U.S. Parent, the Purchaser, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(b), shall be converted into the right to receive the Offer Price (the “Merger Consideration”), payable to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law, upon surrender of the certificate formerly representing such Shares in accordance with Section 2.2.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company, and all Shares owned of record by Parent or any of its direct or indirect wholly-owned Subsidiaries, including the Purchaser (including the Contributed Shares), shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(c) Purchaser Common Stock. Each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. At or prior to the Effective Time, the Purchaser shall designate a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent for purposes of effecting the payment of the Merger Consideration in connection with the Merger (the “Paying Agent”). At or promptly after the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement. Such funds shall be invested by the Paying Agent as directed by the Purchaser, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments shall be the sole and exclusive property of the Purchaser, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as the Purchaser or the Paying Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates and Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Purchaser, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share. Any Certificates and Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without interest and subject to any withholding of Taxes required by applicable Law. If, immediately prior to the six (6) year anniversary of the Effective Time (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates or Book-Entry Shares has not complied with the procedures in Section 2.2(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official to the extent required by any applicable abandoned property, escheat or similar Law.

(e) Withholding Rights. Parent, U.S. Parent, the Purchaser, the Surviving Corporation, and any of their respective Subsidiaries, and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement, such amounts that Parent, U.S. Parent, the Purchaser, the Surviving Corporation, any such Subsidiary or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a) hereof; provided, however, that the Purchaser may, in its sole discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, U.S. Parent, the Purchaser, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Treatment of Options; Restricted Stock; Stock Plans. As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide for the following:

(a) Treatment of Options. Immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (each, a “Company Option”), under any equity-based incentive compensation plan, agreement or arrangement of the Company (the “Company Stock Option Plans”), including the Amended and Restated 2005 Stock Incentive Plan (the “2005 Plan”), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive from the Company, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law) of an amount equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Option Payments”). From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment, if any. The Option Payments shall be paid as soon as practicable following the Effective Time, without interest.

(b) Treatment of Restricted Stock. Immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under any Company Stock Option Plan (each, a “Restricted Share”) shall vest in full and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Share shall lapse and such Restricted Share shall be converted into the right to receive the Merger Consideration, without interest, as provided in Section 2.1(a), subject to any withholding of Taxes required by applicable Law.

(c) Termination of Company Stock Option Plans. As of the Effective Time, all Company Stock Option Plans shall be terminated and no further Company Options, Restricted Shares or Equity Interests shall be granted thereunder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed prior to the date hereof and only to the extent reasonably apparent from the disclosure therein (other than any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature), and (ii) as set forth in the disclosure schedule delivered by the Company to Parent and the Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent and the Purchaser as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries (each a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has delivered or caused to be delivered to Parent and the Purchaser copies of the currently effective articles of incorporation of the Company (the “Company Charter”) and bylaws of the Company (the “Company Bylaws”), and the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary. The Company is not in violation of the Company Charter or Company Bylaws, and the Company Subsidiaries are not in violation of their respective organizational or governing documents.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth a list of: (i) the Company Subsidiaries, together with the jurisdiction of organization or incorporation,

as the case may be, of each Company Subsidiary, (ii) the jurisdictions in which the Company and each Company Subsidiary is qualified to do business as a foreign corporation or other legal entity and (iii) the directors and officers of the Company and each Company Subsidiary, as of the date of this Agreement.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of common stock, par value $.001 per share, of the Company (the “Company Common Stock”), of which, as of the close of business on July 22, 2011, there were 19,060,350 shares issued and outstanding (with no shares of Company Common Stock held in treasury), including 311,052 Restricted Shares, and (ii) 10,000,000 shares of preferred stock, par value $.001 per share (the “Company Preferred Stock”), of which no shares are issued and outstanding or reserved for future issuance under any agreement, arrangement or understanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on July 22, 2011, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for 1,173,664 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options under the 2005 Plan. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Section 3.2(b)(i) of the Company Disclosure Schedule sets forth a list of (A) each holder of Company Options, (B) the number of shares of Company Common Stock subject to each such Company Option as of the close of business on July 28, 2011 and (C) the exercise price, expiration date and vesting schedule of each such Company Option. Section 3.2(b)(ii) of the Company Disclosure Schedule sets forth a list of (x) each holder of Restricted Shares, (y) the number of Restricted Shares held by each such holder as of the close of business on July 28, 2011 and (z) the vesting schedule of each such Restricted Share. All Company Options and Restricted Shares are evidenced by stock option or restricted stock agreements, in each case in the forms set forth in Section 3.2(b)(iii) of the Company Disclosure Schedule, and no stock option agreement or restricted stock agreement contains terms that are materially different from such forms (other than the number of shares of Company Common Stock underlying, exercise price or the vesting schedules applicable to, such awards). Each Company Option and each Restricted Share may, by its terms, be treated as set forth in Section 2.3.

(c) The per-share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable grant date (as determined in accordance with the terms of the applicable Company Stock Option Plan and, to the extent applicable, Sections 409A and 422 of the Code).

(d) Except for the Company Options set forth in Section 3.2(b), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party obligating the Company or any

Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. Since the close of business on July 22, 2011, the Company has not issued any shares of its capital stock or other Equity Interests (other than Company Options and Restricted Shares and issuances of Company Common Stock upon exercise of outstanding Company Options).

(e) There are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any shares of Company Common Stock or other Equity Interests in the Company or any Company Subsidiary.

(f) Section 3.2(f) of the Company Disclosure Schedule sets forth, for each Company Subsidiary, as applicable, as of June 30, 2011: (i) its authorized capital stock or other Equity Interests, (ii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iii) the record owner(s) thereof. The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens other than transfer restrictions under applicable securities Laws, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person (including the Company), or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Since the close of business on June 30, 2011, no Company Subsidiary has issued any shares of capital stock or other Equity Interests.

3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer, the Restructuring Transactions, the exercise of the Top-Up Option and, subsequent to receipt of any stockholder approval if required, the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Offer, the Restructuring Transactions, the exercise of the Top-Up Option and the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes or consents are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the Company Stockholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, U.S. Parent and the Purchaser, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(b) The stockholders of the Company are not, and will not be, entitled to any rights to dissent, rights of appraisal or any similar rights under applicable Law in connection with the Merger. The Company is not subject to the “combinations with interested stockholders” statutes found in Section 78.411 through 78.444, inclusive, of the NRS or the “acquisition of controlling interest” statutes found in Section 78.378 through 78.3793 of the NRS, inclusive. No other state takeover statute or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares (collectively with the Nevada statutes referenced in the preceding sentence, the “Takeover Statutes”) apply to the Offer, the Restructuring Transactions, the exercise of the Top-Up Option, the Merger or any other transaction contemplated by this Agreement.

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the exercise of the Top-Up Option, the consummation by the Company of the Restructuring Transactions, the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Stockholder Approval, violate or result in a breach of any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, result in any breach of or any loss of any benefit under, or result in any default or increase of benefits payable to any other Person under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract, Company Permit or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent, U.S. Parent and the Purchaser in Section 4.4, none of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the exercise of the Top-Up Option, the consummation by the Company of the Restructuring Transactions, the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing of the Articles of Merger as required by the NRS, (b) the receipt of the Company Stockholder Approval, if applicable, (c) the receipt of all regulatory approvals and consents that may be required under the Foreign Acquisitions and Takeovers Act 1975 of Australia and the Australian Government’s Foreign Investment Policy, (d) compliance with the applicable requirements of the Exchange Act, (e) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (f) such filings as may be required under the rules and regulations of NASDAQ and (g) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity or any other Person, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.6 Permits; Compliance With Law.

(a) The Company and each Company Subsidiary holds all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), except where the failure to have any Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is in and since June 30, 2009 has been in compliance with the terms of the Company Permits, and all of the Company Permits are valid and in full force and effect, except where the failure to be in compliance with any Company Permits, or the failure of any Company Permits to be valid or in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no suspension, modification, revocation or cancellation of any of the Company Permits is pending or threatened, except for any such actions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is or since June 30, 2009 has been in conflict with, default under or violation of, or is being or since June 30, 2009 has been charged by any Governmental Entity with a violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults, violations or charges that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is, to the knowledge of the Company, pending or threatened, except for such investigations or reviews, the outcomes of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.7 SEC Filings; Financial Statements.

(a) Since July 1, 2008, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any Company Subsidiary with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (i) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries included in the Company SEC Documents (the “Company Financial Statements”) (A) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of the Company and the consolidated Company Subsidiaries in all material respects, (B) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein.

(b) Without limiting the generality of Section 3.7(a), (i) BDO Audit (NSW-VIC) Pty Ltd has not resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and (ii) to the knowledge of the Company, no enforcement action has been initiated or threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

(c) The fair market value of the aggregate total assets of the Company and the Company Subsidiaries located in the United States (or the acquisition price for such assets, if determined and higher) and the aggregate total net sales in or into the United States of the Company and the Company Subsidiaries in its (or their) most recent fiscal year each did not exceed $66 million in accordance with the Hart-Scott-Rodino Antitrust Improvements Act or 1976, 15 U.S.C. § 7a, as amended. The aggregate value of the assets in Canada of the Company and the Company Subsidiaries as determined in accordance with the Investment Canada Act (Canada) does not exceed CAD$50 million. The aggregate value of the assets in Canada of the Company and the Company Subsidiaries and the gross revenues from sales in or from Canada generated from the assets in Canada of the Company and the Company Subsidiaries, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder, do not exceed CAD$73 million.

3.8 Internal Controls; Sarbanes-Oxley Act.

(a) The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, known to the Company that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act.

(b) Since July 1, 2009, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and the Company has provided to Parent copies of any non-privileged material written materials in its possession relating to each of the foregoing.

(c) The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since July 1, 2009.

3.9 Books and Records. The books and records of the Company and each Company Subsidiary have been, and are being, fully, properly and accurately maintained in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions. The minute books of the Company and each Company Subsidiary, all of which have been made available by the Company to Parent, contain complete and correct records of all meetings and other corporate actions held or taken since June 30, 2008 through the date of this Agreement of their respective stockholders (or equivalent) and boards of directors (or equivalent), including committees of their respective boards of directors (or equivalent).

3.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) specifically reserved against or provided for in the audited consolidated balance sheet of the Company as of June 30, 2010 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2010, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Offer and the Merger, neither the Company nor any Company Subsidiary has incurred any material liabilities or obligations of any nature, whether or not accrued, absolute, determined, determinable, fixed or contingent.

3.11 Absence of Certain Changes or Events.

(a) Since June 30, 2010, there has not been any Company Material Adverse Effect or any change, event, development, condition, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Except as set forth on Section 3.11(b) of the Company Disclosure Schedule, there has not been any action taken by the Company or any Company Subsidiary from March 31, 2011 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a list of each Benefit Plan and each Benefit Agreement. With respect to each Benefit Plan and Benefit Agreement, the Company has made available to the Purchaser copies of (A) each such Benefit Plan or Benefit Agreement, including any amendment thereto not otherwise incorporated into the applicable Benefit Plan or Benefit Agreement, (B) each trust, insurance, annuity or other funding contract related thereto, (C) if applicable, all summary plan descriptions, including any summary of material modifications, (D) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto and (E) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto or, with respect to each Foreign Benefit Plan and Foreign Benefit Agreement, the two most recent annual reports required to be filed with the applicable Governmental Entity.

(b) Each Benefit Plan and Benefit Agreement (and any related trust or other funding vehicle) has been administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws. Each of the Company and the Company Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Benefit Plans and Benefit Agreements.

(c) None of the Company, any of the Company Subsidiaries or any Commonly Controlled Entity has sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, is a “registered pension plan” as defined under the Income Tax Act (Canada) (the “Canadian Tax Act”) or a “pension plan” as defined under applicable Canadian federal or provincial pension benefits standards legislation, is a defined benefit superannuation fund or is otherwise a defined benefit plan (including, without limitation, any multiemployer pension plan under Canadian federal or provincial benefits standards legislation). None of the Company or any of the Company

Subsidiaries is or has at any time been the employer, or connected or associated with the employer (as those terms are used in the UK Pensions Act 2004) of a UK defined benefit pension plan. Except as required by Law or in connection with any temporary severance commitment under a Benefit Plan or Benefit Agreement, no Benefit Plan or Benefit Agreement provides health, medical or other welfare benefits after retirement or other termination of employment and neither the Company nor any of the Company Subsidiaries has made any written commitment to provide any such benefits.

(d) With respect to each Foreign Benefit Plan and Foreign Benefit Agreement, (i) if such Foreign Benefit Plan or Foreign Benefit Agreement is intended to qualify for special Tax treatment, such Foreign Benefit Plan or Foreign Benefit Agreement meets all requirements for such treatment, (ii) if such Foreign Benefit Plan or Foreign Benefit Agreement is intended to be funded and/or book-reserved, such Foreign Benefit Plan or Foreign Benefit Agreement is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iii) no material liability exists or reasonably could be imposed upon the assets of the Company or any of the Company Subsidiaries by reason of such Foreign Benefit Plan or Foreign Benefit Agreement. Neither the Company nor any Company Subsidiary is self-insured with respect to any Foreign Benefit Plan.

(e) Except as provided for by the terms of this Agreement or as disclosed in Section 3.12(e) of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the exercise of the Top-Up Option, the consummation by the Company of the Restructuring Transactions, the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) (i) entitle any Participant to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Benefit Plan or Benefit Agreement or (iii) result in any breach or violation of or default under or limit the Company’s right to amend, modify or terminate any Benefit Plan or Benefit Agreement.

(f) Except as set forth in Section 3.12(f) of the Company Disclosure Schedule, no amount or other entitlement that will be received by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Company as a result of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the exercise of the Top Up Option or the consummation by the Company of the Restructuring Transactions or the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The Company has provided to the Purchaser its reasonable estimate of the calculation of such excess parachute payments, if any. No Benefit Plan or Benefit Agreement provides that a Participant is entitled to receive any gross-up or additional payment by reason of the Tax required by Section 409A or Section 4999 of the Code being imposed on such person (except, for the avoidance doubt, any employment agreements that merely provide that payments thereunder will comply with the requirements of Section 409A of the Code).

3.13 Labor and Other Employment Matters.

(a) Each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, classification of employees, immigration, terms and conditions of employment, workers’ compensation, occupational health and safety, plant closings, compensation and benefits, wages and hours, human rights, pay equity, industrial awards or agreements and superannuation.

(b) All material liabilities of the Company and the Company Subsidiaries in respect of Participants have been paid or shall have been paid as of the Closing Date to the extent such liabilities are required to be paid prior to or as of the Closing Date, including premium contributions, remittance and assessments for unemployment insurance, employer health tax, Canada Pension Plan, income tax, workers’ compensation and any liabilities under any other employment-related legislation, accrued wages, taxes, salaries, commissions and employee benefit plan payments.

(c) Neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining, employee association or works council or similar agreement, and there are not, to the knowledge of the Company, any union, employee association or works council organizing activities concerning any employees of the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has recognized (or done any act which might be construed as recognition of) any trade union, whether voluntarily or in terms of any statutory procedure as set out in any applicable Law. Since January 1, 2008, there have been no labor strikes, slowdowns, work stoppages, negotiated industrial actions or lockouts pending or, to the knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries.

(d) Except as could not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries, no UK employee has transferred to the Company or any of the Company Subsidiaries pursuant to the operation of the Transfer of Undertakings (Protection of Employment) Regulations 2006 who, at any time before that transfer, was a member of an occupational pension scheme or was a member of a scheme providing an interest in or option over shares where that scheme has not been replicated by the Company or the relevant Company Subsidiary.

(e) The Compensation Committee of the Company Board is composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto (“Independent Directors”). On or prior to the date hereof (or otherwise prior to the Acceptance Time), the Compensation Committee of the Company Board, at a meeting duly called and held, approved (or shall approve) each Company Compensation Arrangement as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”), and has taken (or will take) all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such Company Compensation Arrangements in accordance to Rule 14d-10(d)(2) under the Exchange Act. For purposes of this Agreement, “Company Compensation Arrangement” means (i) any employment agreement, severance agreement or change of control agreement between the Company, Parent or any Company Subsidiary, on the one hand, and any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, on the other hand, entered into during the eighteen (18) months immediately prior to the date hereof, (ii) any Company Options or Restricted Shares awarded to, or any acceleration of vesting of any Company Options or Restricted Shares held by, any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary during the eighteen (18) months immediately prior to the date hereof and (iii) the Contribution Agreement and other employment compensation arrangements entered into or proposed to be entered into between Parent or its direct or indirect Subsidiaries, on the one hand, and certain officers of the Company, on the other hand, each such other employment compensation arrangement as described on Section 3.13 of the Company Disclosure Schedule.

3.14 Contracts; Indebtedness.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedule or as set forth in or filed as an exhibit to the Company SEC Documents filed with the SEC prior to the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract which binds or affects their respective properties or assets, and which falls within any of the following categories, excluding any Benefit Plans and Benefit Agreements disclosed pursuant to Section 3.12(a) of this Agreement: (i) any agreement that materially limits, or that after the Effective Time would materially limit, the freedom of the Company, any Company Subsidiary or any of the Company’s current or future affiliates (including Parent after the Effective Time) to compete in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area, (ii) any joint venture or partnership agreement, (iii) any agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $750,000 in any one year period, (iv) any agreement that by its terms limits the payment of dividends or other distributions by the Company or any Company Subsidiary, (v) any agreement that grants any right of first refusal or right of first offer or similar right with respect to any material assets of the Company or any Company Subsidiary, (vi) any acquisition agreement with a purchase price in excess of $750,000 or that contains “earn-out” provisions or other contingent payment obligations, (vii) any sale or divestiture agreement with a purchase price in excess of $750,000 or that contains ongoing material indemnification obligations or other material obligations, (viii) any agreement relating to outstanding indebtedness for borrowed money or any financial guaranty in excess of $200,000 individually, (ix) any lease, sublease or other Contract with respect to the Leased Real Property involving rent of more than $100,000 in any one year period (“Lease Agreements”), (x) any Contract involving the license, use, development or ownership of Intellectual Property Rights (other than click-wrap, shrink-wrap or other software licenses generally commercially available on reasonable terms with annual, aggregate license, maintenance and support fees of less than $50,000 (collectively, “Available Software”)), (xi) any Contract involving the purchase of traffic or other content data from a third-party data provider with a purchase price in excess of $250,000, or (xii) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC). Each Contract of the type described in this Section 3.14(a) is referred to herein as a “Company Material Contract.” Copies of each Company Material Contract have been provided by the Company to Parent, or publicly filed with the SEC.

(b)(i) Each Company Material Contract is a legally valid, binding and enforceable obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) the Company and each Company Subsidiary has in all material respects performed the obligations required by it under each Company Material Contract; (iii) none of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default under any Company Material Contract; and (iv) neither the Company nor any Company Subsidiary has received any notice from any other party to any such Company Material Contract, and otherwise has no knowledge, that such party intends to terminate, or not renew, any such Company Material Contract.

(c) Except as set forth in the Company SEC Documents filed prior to the date hereof, there are no outstanding amounts payable to or receivable from, or advances by the Company or any Company Subsidiary to, and neither the Company nor any Company Subsidiary is a party to any Contract or transaction with, any holder of 5% or more of the Company Common Stock or any director, officer or employee, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course of business consistent with past practice.

3.15 Litigation.

(a) There is no suit, claim, action, proceeding, hearing, notice of violation, arbitration, demand letter or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary or their respective assets or properties (including the Company Material Contracts), or any executive officer or director of the Company or any Company Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.16 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) each of the Company, the Company Subsidiaries and their respective predecessors (collectively, the “Inclusive Companies”) are in compliance in all material respects with all Environmental Laws; and (b) there have been no releases of Hazardous Substances at the Owned Real Property or Leased Real Property in quantities that could trigger the need for investigation and/or remediation costs to be incurred by the Inclusive Companies pursuant to Environmental Laws. In addition, there are no pending Environmental Claims against any of the Inclusive Companies, nor has any of the Inclusive Companies received in the five (5) years prior to the date of this Agreement any written notification of any allegation of any actual or potential responsibility for the disposal, release or threatened release at any location of any Hazardous Substance.

3.17 Intellectual Property.

(a) General. Section 3.17(a)(i) of the Company Disclosure Schedule sets forth a list of the following Intellectual Property Rights included in the Company Intellectual Property that are subsisting (not expired, abandoned or cancelled) as of the date hereof: (i) all patents and patent applications, including the patent numbers or application serial numbers, the applicable jurisdictions, the date filed or issued, and the present status thereof, (ii) all registered trademarks, tradenames or service marks, including the application serial numbers or registration numbers, and the applicable jurisdiction, (iii) all Internet domain names that are in active use or that are otherwise material in the conduct of the business of the Company and the Company Subsidiaries, and (iv) all copyright registrations, including the numbers and dates of registration for each country, province and state of registration (items (i) through (iv) the “Company Registered Intellectual Property”). The Company owns all Company Registered Intellectual Property free and clear of all Liens (other than Permitted Liens). As of the date hereof, each item of Company Registered Intellectual Property (A) has not been abandoned or canceled by the Company, the Company Subsidiaries or, to the knowledge of the Company, any other Person, (B) has been maintained effective by all requisite filings, renewals and payments, and (C) with respect to Company Registered Intellectual Property which has issued or granted, remains in full force and effect. With respect to each item of Company Registered Intellectual Property, no action, suit, proceeding, hearing, investigation, charge, written complaint, claim, or demand (other than in connection with the prosecution of applications) is pending before any Governmental Entity or, to the knowledge of the Company, threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item. Section 3.17(a)(ii) of the Company Disclosure Schedule sets forth a list of all material Software, other than Available Software, incorporated in, provided with or otherwise necessary to use, support and maintain, the Company’s or any Company Subsidiary’s products and services, including all material Software that the Company or any Company Subsidiary provides or makes available to its customers (the “Company Software”). Further, Section 3.17(a)(iii) of the Company Disclosure Schedule sets forth a list of all unregistered trademarks and service marks material to the business of the Company and each Company Subsidiary.

(b) Sufficiency. The Company and each Company Subsidiary collectively own or have the right to use all Intellectual Property Rights necessary for and material to (i) the conduct of the business of the Company and the Company Subsidiaries substantially in the manner currently conducted, including the design, manufacture, license, distribution and sale of all products and services currently in production, and (ii) the Software for the Company’s passive alerting technology used to deliver information and advertising to mobile devices, currently known as Global Alert Network. To the knowledge of the Company, the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby will not result in the loss or material impairment of any right of the Company or any Company Subsidiary in or to any Intellectual Property Rights.

(c) Absence of Claims; Non-infringement. No proceedings, claims, or actions have been instituted or are pending against the Company or any Company Subsidiary, or, to the knowledge of the Company, are threatened, that challenge the right of the Company or any Company Subsidiary with respect to the use or ownership of the Company Intellectual Property, or alleging that the Company or any Company Subsidiaries are infringing, misappropriating, diluting or otherwise violating the Intellectual Property Rights of any Person. To the knowledge of the Company, neither the Company nor any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating the Intellectual Property Rights of any Person. To the knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating the Company Intellectual Property, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any proceeding, claim or action against any Person with respect to the foregoing.

(d) Maintenance of Intellectual Property. The Company and each Company Subsidiary has taken commercially reasonable actions, consistent with industry standards, to maintain and protect all Company Intellectual Property material to the business of the Company and the Company Subsidiaries. Without limiting the foregoing:

(i) All former and current officers, directors, employees, personnel, consultants, advisors, agents and independent contractors of the Company or any of the Company Subsidiaries who have contributed to or participated in the conception or development of any Intellectual Property Rights for the Company or Company Subsidiaries have entered into valid and binding proprietary rights agreements with the Company or the Company Subsidiaries assigning or vesting ownership of all such Intellectual Property Rights in the Company or the Company Subsidiaries, except where the failure to have such rights agreements would not individually or in the aggregate have or reasonably be expected to have a Company Material Adverse Effect. No such Person has asserted, and, to the knowledge of the Company, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Company Intellectual Property.

(ii) The Company and each Company Subsidiary has adequate procedures, practices and/or policies in place to maintain trade secrets and/or other confidential information consistent with current industry standards. No officers, directors, employees, personnel, consultants, advisors, agents and independent contractors of the Company and Company Subsidiaries and all other Persons who have had access to any trade secrets and other confidential information that is material to the business of the Company and the Company Subsidiaries, in each case, included in the Company Intellectual Property, have, to the knowledge of the Company, made any unauthorized use or disclosure of any such material trade secrets or confidential information.

(e) Open Source; Escrow. Except as set forth on Section 3.17(e) of the Company Disclosure Schedule, no Company Software owned by the Company or any Company Subsidiary, and, to the knowledge of the Company, no Company Software owned by any third party, is, in whole or in part, subject to the provision of any open source or other similar type of license agreement or distribution model that (i) requires the distribution or making available of the source code for Company Software to the general public, (ii) prohibits or limits Seller from charging a fee or receiving consideration in connection with sublicensing or distributing any Company Software, (iii) except as specifically required by Law, grants any right to any third party or otherwise allows any such third party to decompile, disassemble or otherwise reverse-engineer any Company Software, or (iv) requires the licensing of any Company Software to the general public for the purpose of permitting others to make derivative works of Company Software. None of the Company or any Company Subsidiary has entered into any agreement requiring the Company or any Company Subsidiary to place any Software source code in escrow so that a licensee might obtain access upon the occurrence of any release condition.

(f) IT Assets. The computers, Software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines, storage systems and all other information technology equipment used by the Company and Company Subsidiaries material in the conduct of their business (collectively, the “IT Assets”) (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and the Company Subsidiaries and have not materially malfunctioned or failed within the past three (3) years, (ii) are sufficient for the current and immediately foreseeable needs of the Company and the Company Subsidiaries in all material respects, including as to capacity, scalability and ability to process current and immediately foreseeable anticipated peak volumes in a timely manner, and (iii) to the knowledge of the Company, do not contain (A) any back door, time bomb, drop dead device or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program that would materially disrupt their operations or have a material adverse impact on their operations, or (B) any virus, trojan horse, worm or other software routines or hardware components designed to permit unauthorized access, to disable, erase or otherwise harm software, hardware or data that would materially disrupt their operations or have a material adverse impact on the operations of the IT Assets. The Company and Company Subsidiaries have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all material information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. The Company and Company Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practice.

3.18 Tax Matters.

(a) Each of the Company and the Company Subsidiaries has timely filed or caused to be timely filed with the appropriate Governmental Entities all U.S. federal and other material Tax Returns required to be filed by, or with respect to, it. All such Tax Returns are true, correct and complete in all material respects. All material Taxes of the Company or any Company Subsidiary or for which the Company or any Company Subsidiary could be liable, which are due and payable, have been timely paid. As of June 30, 2010, the unpaid Taxes of the Company and the Company Subsidiaries did not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth or included in the consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2010, set forth in the Company SEC Documents.

(b) There is no dispute, assessment, reassessment, audit or claim concerning any Tax liability of the Company or any Company Subsidiary ongoing in any proceeding or initiated, claimed or raised by any Governmental Entity in writing. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes which waiver has not yet expired or agreed to any extension of time with respect to a Tax assessment or deficiency which extension has not yet run or in each case been requested in writing to do so. Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, Tax indemnity, Tax sharing or similar agreement (other than any such agreement solely among the Company and/or any Company Subsidiaries).

(c) Since June 30, 2010, neither the Company nor any Company Subsidiary has incurred any liability for Taxes outside the ordinary course of business or inconsistent with past practice.

(d) There is no Lien for Taxes on or against any property, right or asset of the Company or any Company Subsidiary, other than a Permitted Lien.

(e) All deficiencies asserted and assessments made with respect to Taxes of the Company or any Company Subsidiary (i) have been fully paid or (ii) are being contested in good faith by appropriate proceedings and an adequate reserve therefor has been established on the balance sheet included in the Company SEC Documents.

(f) Neither the Company nor any Company Subsidiary has received notice of a claim made in writing by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return stating that such entity is or may be subject to taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return which claim has not been fully paid or settled.

(g) Neither the Company nor any Company Subsidiary has any liability for Taxes of any other Person (other than the Company and the Company Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(h) Neither the Company nor any Company Subsidiary has entered into a transaction under which gain or income has been realized but the taxation of such gain or income has been deferred under any provision of federal, state, local or foreign Tax Law or by agreement with any Tax authority (including an installment sale, a deferred intercompany transaction or a gain recognition agreement), or a transaction under which previously utilized Tax losses or credits may be recaptured (including a dual consolidated loss or an excess loss account), in each case if such gain or income recognition or such loss or credit recapture, if triggered, would give rise to a Tax liability.

(i) Neither the Company nor any Company Subsidiary nor any of their affiliates or predecessors by merger or consolidation has within the past two (2) years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.

(j) Neither the Company nor any Company Subsidiary is or has been required to make any disclosure to the IRS with respect to a “listed transaction” pursuant to Treasury Regulation Section 1.6011-4(b)(2).

(k) Neither the Company nor any Company Subsidiary has engaged in a trade or business, has had a permanent establishment (within the meaning of an applicable Tax treaty) or has otherwise become subject to Tax in a country other than the country of its formation.

(l) No Foreign Entity (i) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a), (ii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is or was treated as a U.S. corporation under Section 7874(b) of the Code, or (iii) is or was a passive foreign investment company within the meaning of Section 1297 of the Code.

(m) The entity classification of each Foreign Entity for U.S. federal income tax purposes is set forth on Section 3.18(m) of the Company Disclosure Schedule.

(n) All documents which are necessary to establish the title of the Company or any Company Subsidiary to any asset or to enforce any rights, and in respect of which stamp duty or any similar tax is payable (whether as a condition to the validity, registrability or otherwise), have been duly stamped. No such document which is outside the United Kingdom would attract stamp duty if brought into the United Kingdom.

(o) As of June 30, 2011, the Australian Subsidiary had, for Australian tax purposes, sufficient franking credits to fully frank a dividend in the amount of AUD30,000,000. All documents and transactions to which the Company (or its Subsidiary) is a party which attract stamp duty in any state or territory of Australia or elsewhere, have been duly stamped. Any dividends paid by the Australian Subsidiary have been franked to the required level and the Australian Subsidiary’s franking account is not and will not be in deficit at the Effective Time. The Australian Subsidiary has never had, and up to the Effective Time will not have, a tainted share capital account. The office of public officer (as defined in the Australian Tax Act) of the Australian Subsidiary has been occupied at all times. The Australian Subsidiary has not entered into or been party to any transaction which contravenes, or may contravene, any anti-avoidance provisions of any Australia Tax law, including but not limited to, Part IVA of the Australian Tax Act.

(p) The Company and the Company Subsidiaries have properly withheld from all payments made by them, or otherwise collected, and have remitted all amounts in respect of Taxes required to be withheld, collected or remitted by them to the applicable Governmental Entities. The Company and each of the Company Subsidiaries is in compliance, in all material respects, with all applicable Laws and guidelines related to transfer pricing. There has never been an acquisition of control of GTN Canada for the purposes of the Canadian Tax Act. There are no circumstances which exist and would result in, or which would have existed and resulted in, the application of any of sections 17, 18(4), 78, 80, 80.01, 80.02 or 80.04 of the Canadian Tax Act or any equivalent provision of the taxation legislation of any province or any other jurisdiction, applying to GTN Canada. GTN Canada is a registrant for purposes of the Excise Tax Act (Canada). The shares of GTN Canada are not “taxable Canadian property” for purposes of the Canadian Tax Act.

3.19 Insurance. The Company has made available to Parent copies of all material insurance policies relating to the business, assets and operations of the Company and the

Company Subsidiaries (the “Insurance Policies”). Section 3.19 of the Company Disclosure Schedule contains a list of the Insurance Policies. Each of the Insurance Policies is in full force and effect, and all premiums due thereon have been paid in full. Since June 30, 2010, none of the Company or any Company Subsidiary has received any notice or other communication regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any Insurance Policy, or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy. There is no material claim by the Company or any Company Subsidiary pending under any of the Insurance Policies and no material claim made since July 1, 2009, in the case of any pending claim, has been questioned or disputed by the underwriters of such Insurance Policies. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement.

3.20 Properties and Assets. The Company and the Company Subsidiaries have, and immediately following the Effective Time will continue to have, good and valid title to their owned assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary and desirable to permit the Company and the Company Subsidiaries to conduct their respective businesses in all material respects as currently conducted.

3.21 Real Property.

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth a list of all real property and interests in real property owned in fee by the Company or any Company Subsidiary (collectively, the “Owned Real Property”) and the address for each Owned Real Property. The Company or a Company Subsidiary, as the case may be, holds good, valid, legal and marketable fee title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth (i) a list of all material real property leased, or subleased by the Company or any Company Subsidiary (collectively, the “Leased Real Property”), and (ii) the address for each Leased Real Property. No Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Leased Real Property, other than Permitted Liens. The Company or Company Subsidiary, as applicable, enjoys peaceful and undisturbed possession of the Leased Real Property, except where such lack of possession would not reasonably be expected, individually or in the aggregate, to materially impair the conduct of the business as currently conducted by the Company and the Company Subsidiaries.

(c) The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property.” Each parcel of Owned Real Property is in material compliance with all existing Laws applicable to such Real Property. To the knowledge of the Company, neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, expropriation, condemnation or other similar proceedings that are pending. To the knowledge of the Company, there are no such proceedings threatened, affecting any portion of the Real Property and neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding, and there is no such writ, injunction, decree, order, judgment or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Real Property.

3.22 Opinion of Financial Advisors. The Company Board has received the written opinion (the “Fairness Opinion”) of Moelis & Company (the “Company Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the consideration to be received by the stockholders of the Company pursuant to the Offer and Merger is fair from a financial point of view to such stockholders (other than Parent and its affiliates and other than holders of Contributed Shares). The Company shall provide a signed copy of such opinion to Parent solely for information purposes as soon as practicable after the date of this Agreement.

3.23 Information in the Offer Documents, Schedule 14D-9 and Schedule 13E-3. The information supplied by the Company in writing expressly for inclusion or incorporation by reference in the Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and the Schedule 13E-3 (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of Rule 14d-9 and Rule 13e-3 of the Exchange Act, Regulation M-A and any other applicable federal securities Laws and will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 or the Schedule 13E-3 based on information furnished by the Purchaser in writing expressly for inclusion therein.

3.24 Information in the Proxy Statement. The Proxy Statement, if any (and any amendment thereof or supplement thereto), at the date mailed to the Company’s stockholders and at the time of any meeting of the Company’s stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or the Purchaser in writing expressly for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

3.25 Required Vote. The affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock is the only vote required, if any, of the holders of any class or series of capital stock or other Equity Interests of the Company to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Stockholder Approval”).

3.26 Brokers. Except for the Company’s obligations to the Company Financial Advisor, neither the Company nor any Company Subsidiary is obligated to pay any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Offer and the Merger. The Company has heretofore made available to Parent copies of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment or commission relating to the Offer or the Merger or any other transactions contemplated by this Agreement.

3.27 Anti-Corruption Laws. To the Company’s knowledge, neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any director, officer, employee, agent or representative of the Company or any Company Subsidiary, has, directly or indirectly, given, promised, offered or authorized the same, or paid anything of value to any recipient that was, is or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of the United States, the UK Bribery Act 2010, the Criminal Code Act 1995 (Australia) (and similar legislation in the States and Territories of Australia), or any of the rules or regulations promulgated thereunder. To the Company’s knowledge, the Company and the Company Subsidiaries have conducted their business in material compliance with the Foreign Corrupt Practices Act of the United States and the UK Bribery Act 2010 and, to the Company’s knowledge, all contracts and arrangements between the Company or a Company Subsidiary and any other Person are in material compliance with all such Laws.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE PURCHASER

Except as set forth in the Disclosure Schedule delivered by Parent and the Purchaser to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or subsection of this Agreement, Parent and the Purchaser hereby represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Parent and the Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent and the Purchaser is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Authority. Each of Parent and the Purchaser has all necessary corporate or partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer, the Restructuring Transactions, the exercise of the Top-Up Option and the Merger. The execution and delivery of this Agreement and by each of Parent and Purchaser, as applicable, and the consummation by Parent and the Purchaser of the transactions contemplated hereby, including the Offer, the Restructuring Transactions, the exercise of the Top-Up Option and the Merger, have been duly and validly authorized by all necessary corporate or partnership action, and no other corporate or partnership proceedings on the part of Parent or the Purchaser and no stockholder or partner votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Parent and the Purchaser, and assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent and the Purchaser, enforceable against Parent and the Purchaser in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

4.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or the Purchaser, the acceptance for payment or acquisition of Shares pursuant to the Offer, the exercise of the Top-Up Option, the consummation by Parent or the Purchaser of the Merger, the Restructuring Transactions or any other transaction contemplated by this Agreement, or compliance by Parent or the Purchaser with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) violate any provision of the certificate or articles of incorporation or bylaws (or any equivalent organizational or governing documents) of Parent or the Purchaser; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, violate any Law applicable to Parent or the Purchaser or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets; or (c) require any consent or approval under, violate, result in any breach of or any loss of any benefit under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, the Purchaser or any Parent Subsidiary pursuant to, any Contract or permit to which Parent, the Purchaser or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.4 Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 3.5, none of the execution, delivery or performance of this Agreement by Parent and the Purchaser, the acceptance for payment or acquisition of Shares pursuant to the Offer, the exercise of the Top-Up Option, the consummation by Parent and the Purchaser of the Merger, the Restructuring Transactions or any other transaction contemplated by this Agreement, or compliance by Parent or the Purchaser with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing of the

Articles of Merger as required by the NRS, (b) the receipt of all regulatory approvals and consents that may be required under the Foreign Acquisitions and Takeovers Act 1975 of Australia and the Australian Government’s Foreign Investment Policy, (c) compliance with the applicable requirements of the Exchange Act, (d) filings with the SEC as may be required by Parent or the Purchaser in connection with this Agreement and the transactions contemplated hereby, (e) such filings as may be required under the rules and regulations of NASDAQ and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity or any other Person, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.5 Litigation. There is no suit, claim, action, proceeding, hearing, notice of violation, investigation, arbitration or demand letter pending or, to the knowledge of Parent, threatened against or affecting Parent or the Purchaser, or any executive officer or director of Parent or the Purchaser, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.6 Information in the Proxy Statement. The information supplied by the Purchaser in writing expressly for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s stockholders and at the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

4.7 Information in the Offer Documents, and the Schedule 13E-3. The Offer Documents and the Schedule 13E-3 (and any amendment thereof or supplement thereto) will not, when filed with the SEC, at the time of distribution or dissemination thereof to the stockholders of the Company, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Purchaser with respect to statements made in the Offer Documents or the Schedule 13E-3 based on information supplied by the Company in writing expressly for inclusion therein. The Offer Documents and the Schedule 13E-3 (and any amendment thereof or supplement thereto) will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws.

4.8 Commitment Letter. Parent has delivered to the Company a copy of the executed commitment letter (the “Commitment Letter”) from GTCR Fund X/A AIV LP (the “Guarantor”) pursuant to which the Guarantor has committed to invest in and lend to Parent, U.S. Parent and the Purchaser, as applicable, the amounts set forth therein (the “GTCR Financing”). As of the date of this Agreement and as of the Closing Date: (i) the Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect; (ii) the Commitment Letter, in the form so delivered, is a legally valid and binding obligation of Parent and the Purchaser and the other parties thereto (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles); (iii) there are no other agreements, side letters or arrangements relating to the GTCR Financing; (iv) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or the Purchaser under any term or condition of the Commitment Letter; and (v) neither Parent nor the Purchaser has reason to believe that it could be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letter. The Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the GTCR Financing available to Parent or the Purchaser on the terms therein. Subject to the satisfaction of the conditions set forth in Annex I and Article 6, the aggregate proceeds from the GTCR Financing are sufficient to fund all of the amounts required to be provided by Parent or the Purchaser for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and the Purchaser’s obligations under this Agreement, including the payment of the Offer Price in respect of each Share validly tendered and accepted in the Offer, the payment of the Merger Consideration in respect of the Merger and the payment of all associated costs and expenses of the Offer, the Restructuring Transactions and the Merger. For the avoidance of doubt, it is acknowledged and agreed that Parent or the Purchaser, after the date of this Agreement, may solicit and obtain debt financing commitments arranged by Parent or the Purchaser as an alternative to, or in substitution of, the GTCR Financing contemplated by the Commitment Letter; provided, however, that such debt financing commitments shall not reduce the amount required to be funded by Guarantor under the Commitment Letter in the event such debt financing is not ultimately funded pursuant to such debt financing commitments.

4.9 Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Guaranty, dated as of the date hereof, in respect of Parent’s, U.S. Parent’s and Purchaser’s obligations under this Agreement. The Guaranty is in full force and effect and is a legally valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity) and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantor under such Guaranty.

4.10 Ownership of the Purchaser; No Prior Activities. The Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, the Purchaser has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or otherwise, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.11 Management Arrangements. As of the date hereof, other than the Contribution Agreement and the employment arrangements set forth on Section 4.11 of the Parent Disclosure Schedule, none of Parent or the Purchaser, or their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Offer, the

Restructuring Transactions or the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

4.12 Brokers. Except as set forth in Section 4.12 of the Parent Disclosure Schedule, none of Parent or the Purchaser, nor any of their respective stockholders, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent, the Purchaser or any Parent Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule, as expressly required by applicable Law or this Agreement or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, (i) conduct its operations only in the ordinary and usual course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of the Company and each Company Subsidiary and preserve the goodwill and current relationships of the Company and each Company Subsidiary with customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations and (iii) use its commercially reasonable efforts to preserve intact its business organization. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule, as expressly required by applicable Law or this Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following:

(a) amend or otherwise change its articles of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Company Options outstanding as of the date hereof in accordance with their current terms, and other than the grant of Company Options approved by the Compensation Committee of the Board prior to the date hereof that are set forth on Section 5.1(b) of the Company Disclosure Schedule, including their respective holders, number of shares subject thereto, scheduled grant dates, vesting schedules and expiration dates (and the issuance of Shares thereunder upon exercise);

(c) sell, pledge, dispose of, transfer, lease, license, guarantee, encumber (except for Permitted Liens), any material property or assets (including Intellectual Property Rights) of the Company or any Company Subsidiary, or abandon or permit to lapse any material Intellectual Property Rights, except pursuant to existing Contracts for the sale or purchase of goods or services in the ordinary course of business consistent with past practice;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests, other than dividends from the Australian Subsidiary to the Company to the extent necessary to fund the operations of the Company and the Company Subsidiaries, in the ordinary course of business consistent with past practice (but in no event shall dividends be paid by the Australian Subsidiary in an amount that would cause the representation set forth in the first sentence of Section 3.18(o) to be untrue);

(e) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(f) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(g) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any Person, other than (i) any such acquisitions for consideration that is individually not in excess of $200,000, or in the aggregate not in excess of $1,000,000, and (ii) acquisitions of goods and services in the ordinary course of business consistent with past practice;

(h) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money;

(i) make any loans, advances or capital contributions to, or investments in, any other Person, in excess of $200,000 in the aggregate, other than (i) extensions of trade credit or advancement of expenses to employees or (ii) loans, advances or capital contributions to, or investments in, GTN Canada, GTN UK and GTN Alert to the extent necessary to fund operations of such Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(j) terminate, cancel, or agree to any material change in or waiver under, any Company Material Contract, enter into any Contract that, if existing on the date hereof, would be a Company Material Contract, or amend any Contract in existence on the date hereof that, after giving effect to such amendment, would be a Company Material Contract;

(k) make any capital expenditure in excess of $350,000 individually or $1,000,000 in the aggregate;

(l) except as required to comply with any Benefit Plan or Benefit Agreement as in effect on the date of this Agreement, (i) increase the compensation or benefits of any Participant (other than, as applied to employees who are not officers of the Company, in the ordinary course of business consistent with past practice), (ii) pay to any Participant any compensation or benefit not provided for under any Benefit Plan or Benefit Agreement (other than the payment of base cash compensation in the ordinary course of business consistent with past practice) (iii) grant any severance, change of control, retention, termination or similar compensation or benefits to any Participant, (iv) adopt, establish, enter into, amend, modify or terminate any Benefit Plan, Benefit Agreement or collective bargaining, employee association, works council or similar agreement, (v) enter into any trust, annuity or insurance Contract or similar agreement, (vi) take any other action to fund or otherwise secure the payment of any compensation or benefit or (vii) take any action to accelerate the time of vesting or payment of any compensation or benefit;

(m) forgive any loans to directors, officers or employees, or any of their respective affiliates;

(n) pre-pay any long-term debt, or waive, release, pay, discharge or satisfy any liabilities or obligations (absolute, accrued, contingent or otherwise), except (i) in accordance with their terms or (ii) in the ordinary course of business consistent with past practice; provided, however, that the Company shall cause GTN Canada to not repay its intercompany obligation to the Company without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed);

(o) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(p) compromise, settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements that involve only the payment of monetary damages (exclusive of insurance proceeds) not in excess of $100,000 individually or $500,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any Company Subsidiary;

(q) make or change any material election with respect to Taxes; adopt or change any material accounting method with respect to Taxes; amend any U.S. federal or other material Tax Return; enter into any private letter ruling, closing agreement or similar ruling or agreement with the IRS or any other Governmental Entity; settle any audit or proceeding with respect to a material amount of Taxes or forego any material Tax refund;

(r) write up, write down or write off the book value of any assets, in the aggregate, in excess of $500,000, except for depreciation and amortization in accordance with GAAP consistently applied or in accordance with the ordinary course of business consistent with past practice;

(s) convene any regular or special meeting (or any adjournment thereof) of the stockholders of the Company other than a stockholder meeting to approve this Agreement and the Merger (if such a meeting is required by applicable Law);

(t) fail to keep in force commercially reasonable insurance policies or replacement or revised policies providing insurance coverage with respect to the assets, operations and activities of the Company and the Company Subsidiaries; or

(u) authorize or enter into any Contract to do any of the foregoing.

5.2 Meeting of Stockholders to Approve the Merger.

(a) Subject to Section 1.8 and solely to the extent approval of the stockholders of the Company is required under applicable Law to complete the Merger, promptly after the Acceptance Time, the Company shall prepare a proxy statement or information statement for the Special Meeting or, if applicable, action by written consent in lieu of the Special Meeting (together with any amendments and supplements thereto and any other required proxy materials, the “Proxy Statement”), in either case, relating to the adoption and approval of this Agreement and the Merger. The Purchaser and its counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC, and the Company shall give due consideration to the additions, deletions or changes suggested thereto by the Purchaser and its counsel. The Company shall include the Company Board Recommendation and the Fairness Opinion, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act, in the Proxy Statement. The Company agrees to promptly correct any information provided by it for use in the Proxy Statement, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of Shares, in each case as and to the extent required by the Exchange Act. The Company shall provide the Purchaser and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto. The Purchaser and its counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the additions, deletions or changes suggested thereto by the Purchaser and its counsel.

(b) If approval of the stockholders of the Company is required under applicable Law to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with and subject to the requirements of applicable Law: (i) as promptly as practicable after the Acceptance Time, in consultation with the Purchaser, duly set a record date for, call and give notice of a special meeting of its stockholders (the “Special Meeting”) for the purpose of considering and taking action upon this Agreement (with the record date to be set in consultation with the Purchaser for a date after the Acceptance Time); (ii) as promptly as practicable after the Acceptance Time, file the Proxy Statement with the SEC, cause the Proxy Statement to be printed and mailed to the stockholders of the Company and convene and hold the Special Meeting; and (iii) use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger, and secure any approval of stockholders of the Company that is required by applicable Law to effect the Merger. Notwithstanding the foregoing, if approval of the stockholders of the Company is required under applicable Law to consummate the Merger, at Parent’s election, Parent may act by written consent in lieu of the Special Meeting to adopt this Agreement, in which case the Company shall, in accordance with and subject to the requirements of applicable Law, as promptly as practicable after the Acceptance Time, file the Proxy Statement with the SEC and cause the Proxy Statement to be printed and mailed to the stockholders of the Company so as to enable the action by written consent to become effective as promptly as practicable under applicable Law.

(c) At the Special Meeting or any postponement or adjournment thereof, or with respect to any action by written consent in lieu of the Special Meeting, Parent shall vote, or cause to be voted, or deliver consents or cause consents to be delivered as to, all of the Shares then owned of record by Parent or any of its direct or indirect wholly-owned Subsidiaries, including the Purchaser, or with respect to which Parent or any of its direct or indirect wholly-owned Subsidiaries, including the Purchaser otherwise has, directly or indirectly, voting power in favor of the approval of this Agreement and the Merger, and to deliver or provide, in its capacity as a stockholder of the Company, any other approvals that are required by applicable Law to effect the Merger. From and after the Acceptance Time to the Effective Time, except for direct or indirect transfers to the Purchaser or any other direct or indirect wholly-owned Subsidiaries of Parent, Parent shall not, and shall cause all of its direct or indirect wholly-owned Subsidiaries, including the Purchaser, not to, transfer any Shares owned of record or beneficially by Parent or any of its direct or indirect wholly-owned Subsidiaries, including the Purchaser.

5.3 Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, and shall use commercially reasonable efforts to cause each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”) to: (i) provide to Parent and the Purchaser and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and each Company Subsidiary and to the books and records thereof (including Tax Returns) and (ii) furnish such information concerning the business, properties, offices and other facilities, contracts, assets, liabilities, employees, officers and other aspects of the Company and each Company Subsidiary as Parent or the Parent Representatives may reasonably request. No investigation conducted pursuant to this Section 5.3(a) shall affect or be deemed to modify or limit any representation or warranty made by the Company in this Agreement.

(b) With respect to the information disclosed pursuant to Section 5.3(a), Parent shall comply with, and shall cause the Parent Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated January 10, 2011, by and between the Company and an affiliate of Parent, as amended and restated as of August 2, 2011 (as so amended and restated, the “Confidentiality Agreement”).

5.4 Solicitation; Change in Recommendation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until

11:59 p.m. (New York City time) on the day that is forty-two (42) calendar days following the date of this Agreement (the “Solicitation Period End Date”), the Company and the Company Representatives shall have the right (acting under the direction of the Company Board or the Special Committee) to, directly or indirectly, (i) solicit, initiate, facilitate and encourage any Competing Proposals, including by way of furnishing non-public information to any Third Party pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, however, that any material non-public information concerning the Company or the Company Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or the Purchaser, be provided or made available to Parent or the Purchaser as promptly as reasonably practicable (and in no event later than twenty-four (24) hours) after it is provided or made available to such Third Party; and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Competing Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Competing Proposal.

(b) Except as expressly permitted by this Section 5.4, from and after the Solicitation Period End Date, the Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, (x) cease and cause to be terminated any existing solicitation, discussion or negotiation with any Third Party that may be ongoing with respect to a Competing Proposal, and (y) request any such Third Party to promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries. Except as expressly permitted by this Section 5.4, the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives not to, from and after the Solicitation Period End Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, directly or indirectly, (i) solicit, initiate, or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of the Company Subsidiaries to, or afford access to the books or records or officers or employees of the Company or the Company Subsidiaries to, any Third Party that is seeking to or may make, or has made, a Competing Proposal. Except as expressly permitted by this Section 5.4, the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, directly or indirectly (A) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”); (B) take any action to make the provisions of any Takeover Statute inapplicable to any transactions contemplated by a Competing Proposal; or (C) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of a Competing Proposal (other than to the extent the Company Board determines in good faith, upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, that failure to take any of such actions under clause (C) would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law and is necessary to facilitate a Competing

Proposal in compliance with this Section 5.4), or propose to do any of the foregoing. No later than two (2) Business Days following the Solicitation Period End Date, the Company shall notify Parent and the Purchaser in writing of the identity of each Exempted Person, together with an unredacted copy of the Competing Proposal submitted by such Exempted Person. Notwithstanding the commencement of the obligations of the Company under this Section 5.4(b), from and after the Solicitation Period End Date, the Company may continue to engage in the activities described in clauses (i) and (ii) of this Section 5.4(b) with respect to the Competing Proposal submitted by an Exempted Person on or before the Solicitation Period End Date until 11:59 p.m. (New York City time) on the earlier of (x) the eighteenth (18th) calendar day following the Solicitation Period End Date and (y) the date on which such Competing Proposal expires by its terms, or the Exempted Person has otherwise terminated or withdrawn such Competing Proposal (provided that, for the avoidance of doubt, any amended or revised Competing Proposal submitted by such Exempted Person shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Competing Proposal) (such earlier date, the “Cut-Off Date”).

(c) Notwithstanding anything to the contrary contained in Section 5.4(b), if, at any time after the Solicitation Period End Date and prior to the Acceptance Time, (i) the Company has received a bona fide written Competing Proposal from a Third Party that was not solicited in violation of this Section 5.4, (ii) the Company Board determines in good faith, upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, and (iii) the Company Board determines in good faith, upon the recommendation of the Special Committee and after consultation with its legal advisors, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law, then the Company may (x) furnish nonpublic information to the Third Party making such Competing Proposal and (y) engage in discussions or negotiations with the Third Party with respect to such Competing Proposal; provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement and (B) any material non-public information concerning the Company or the Company Subsidiaries provided or made available to the Third Party shall, to the extent not previously provided or made available to Parent or the Purchaser, be provided or made available to Parent or the Purchaser as promptly as reasonably practicable (and in no event later than twenty-four (24) hours) after it is provided or made available to the Third Party. Prior to taking any of the actions referred to in this Section 5.4(c), the Company shall notify Parent and the Purchaser orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations as provided in this Section 5.4(c), together with an unredacted copy of the Competing Proposal submitted by the Third Party.

(d) Except as expressly permitted by this Section 5.4(d), neither the Company Board nor any committee thereof, including the Special Committee, shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in the Schedule 14D-9, the Schedule 13E-3 or the Proxy Statement; or (iii) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Competing Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof; (iv) publicly approve or recommend, or publicly propose to approve or recommend, any Competing Proposal made or received after the date hereof (any of the actions described in clauses (i) through (iv) of this Section 5.4(d), an “Adverse Recommendation Change”); or (v) cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, the Company Board shall be permitted to (x) effect any Adverse Recommendation Change described in clause (i) of such definition with respect to a Superior Proposal or (y) otherwise terminate this Agreement to concurrently enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal, subject in each case to compliance with Section 5.4(e) and the concurrent payment of any amount owed by the Company pursuant to Section 7.2, if the Company Board (A) has received a bona fide written Competing Proposal that the Company Board determines in good faith, upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all the adjustments which may be offered by Parent and the Purchaser pursuant to, Section 5.4(e) and (B) determines in good faith, upon the recommendation of the Special Committee and after consultation with its legal advisors, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law.

(e) The Company Board shall not be entitled to effect an Adverse Recommendation Change or to terminate this Agreement as permitted under Section 5.4(d) with respect to a Superior Proposal unless (i) the Company has not breached this Section 5.4 in any material respect as relates to such Superior Proposal, (ii) the Company has provided written notice (a “Notice of Superior Proposal”) to Parent and the Purchaser that the Company intends to take such action, which notice includes an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the Third Party making the Superior Proposal), (iii) during the forty-eight (48) hour period following Parent’s and the Purchaser’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause the Company Representatives to, negotiate with Parent and the Purchaser in good faith (to the extent Parent and the Purchaser desire to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Guaranty so that this Agreement and the Guaranty (after giving effect to all such adjustments) would constitute a Superior Proposal (applying such definition mutatis mutandis) relative to the Third Party’s Superior Proposal, and (iv) following the end of the forty-eight (48) hour period, the Company Board shall have determined in good faith, upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, taking into account any changes to this Agreement and the Guaranty proposed in writing by Parent and the Purchaser in response to the Notice of Superior Proposal or otherwise, that this Agreement and the Guaranty (after giving effect to all such adjustments) constitutes a Superior Proposal (applying such definition mutatis mutandis) relative to the Third Party’s Superior Proposal.

(f) From and after the Solicitation Period End Date, the Company shall promptly (and in any event within twenty-four (24) hours), notify Parent in the event that the Company, any Company Subsidiary or any Company Representative receives (i) any Competing Proposal, (ii) any request for non-public information relating to the Company or any Company

Subsidiary other than requests submitted by Persons with whom the Company is permitted to engage in discussions and negotiations pursuant to this Section 5.4 covered by an Acceptable Confidentiality Agreement or requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal. The Company shall notify Parent promptly (and in any event within 24 hours) with the identity of such Person and a copy of such Competing Proposal, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Competing Proposal, inquiry or request), including any modifications thereto. The Company shall keep Parent reasonably informed on a reasonably current basis of the status of any Competing Proposal (including any material changes to the terms thereof) and shall provide Parent with copies of all revised written proposals or offers with respect to, and all draft documentation reflecting material revisions to, such Competing Proposal.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through the Company Representatives or the Special Committee, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act if the Company Board has determined in good faith, upon the recommendation of the Special Committee and after consultation with its legal advisors, that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law and no such action or disclosure shall in and of itself constitute an Adverse Recommendation Change; provided, however, that any disclosure permitted under Section 5.4(g)(i) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed to be an Adverse Recommendation Change.

(h) The Company agrees that any violation of the restrictions set forth in this Section 5.4 by any of the Company Representatives shall be deemed to be a breach of this Agreement (including this Section 5.4) by the Company.

(i) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the transactions contemplated by this Agreement, any proposal or offer from a Third Party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Third Party of fifteen percent (15%) or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Third Party of fifteen percent (15%) or more of the issued and outstanding shares of Company Common Stock or any other Equity Interests in the Company, or (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning fifteen percent (15%) or more of the shares of Company Common Stock or any other Equity Interests of the Company or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company and the Company Subsidiaries, as determined on a book-value or fair-market-value basis.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “15%” shall be replaced by “60%”) made by a Third Party which was not solicited by the Company, any Company Subsidiary or any Company Representative and which, in the good faith judgment of the Company Board, upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, taking into account the interests of the constituencies and factors set forth in NRS 78.138(4), and the various legal, financial and regulatory aspects of the Competing Proposal, including any financing contingencies thereof, (A) if accepted, is reasonably likely to be consummated, and (B) if consummated, would result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent (including pursuant to Section 5.4(e))).

(iii) “Exempted Person” shall mean any Person or group of Persons (so long as, in the case of a group of Persons, the members of such group who were members of such group immediately prior to the Solicitation Period End Date constitute more than 50% of the equity financing of such group of Persons at all times following the Solicitation Period End Date, excluding from this calculation any Contributed Shares held by any Person that becomes part of such group), from whom the Company or any Company Representative has received a bona fide written Competing Proposal after the execution of this Agreement and prior to the Solicitation Period End Date that, on or before the Solicitation Period End Date, the Company Board determines in good faith, upon the recommendation of the Special Committee and after consultation with its financial and legal advisors, constitutes or would reasonably be expected to lead to a Superior Proposal, and which Competing Proposal has not been withdrawn and has not expired or been terminated as of the Solicitation Period End Date. Notwithstanding anything contained in this Section 5.4 to the contrary, any Exempted Person shall cease to be an Exempted Person for all purposes under this Agreement upon the earlier of (x) the Cut-Off Date and (y) such time as the Competing Proposal made by such Person is withdrawn, expires or is terminated.

5.5 Appropriate Action; Consents; Filings.

(a) The Company and Parent shall use (and shall cause their respective Subsidiaries to use) their commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including without limitation the Offer, the Restructuring Transactions, the exercise of the Top-Up Option and the Merger, and (iii) as promptly as reasonably practicable, and in any event within ten (10) Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Offer, the Restructuring Transactions, the Top-Up Option and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities Laws, (B) applicable competition Laws, if any (with any related fees to be shared equally by the Company and Parent), and (C) any other applicable Law; provided, that the Company and Parent shall (and shall cause their respective Subsidiaries to) cooperate with each other in connection with (x) preparing and filing the Offer Documents, the Schedule 14D-9, the Schedule 13E-3, the Proxy Statement and any Other Filings, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Offer, the Restructuring Transactions, the exercise of the Top-Up Option or the Merger and (z) seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent shall (and shall cause their respective Subsidiaries to) furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to Third Parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any Third Party consents, (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, or (ii) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable; provided, however, that the Company and Parent shall (and shall cause their respective Subsidiaries to) coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Offer, the Restructuring Transactions or the Merger and seeking any such actions, consents, approvals or waivers. In the event that either party shall fail to obtain any Third Party consent described in the first sentence of this Section 5.5(b), such party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result, after the consummation of the Offer or the Effective Time, from the failure to obtain such consent.

(c) Without limiting the generality of anything contained in this Section 5.5, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer, the Restructuring Transactions, the exercise of the Top-Up Option, the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Offer, the Restructuring Transactions, the Top-Up Option or the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Restructuring Transactions, the

Top-Up Option, the Merger or any of the other transactions contemplated by this Agreement. Neither party shall be required to provide or disclose any such information to the other party if such party has reasonably determined that doing so would reasonably be expected to result in a waiver or loss of any attorney-client or other similar privilege; provided, that the parties shall use their commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements in a manner intended to preserve such privilege.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the transactions contemplated by this Agreement, (i) without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or commit to pay, nor shall the Company or any Company Subsidiary be required to pay (unless Parent agrees to reimburse the Company or such Company Subsidiary for such payment), to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person, and (ii) neither Parent nor the Purchaser shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

(e) Parent and the Purchaser agree to take (and to cause their affiliates to take) promptly any and all reasonable steps necessary to avoid or eliminate each and every impediment and obtain all consents under any competition laws that may be required by any Governmental Entity with competent jurisdiction, so as to enable the parties to consummate the transactions contemplated by this Agreement, including the Offer, the Restructuring Transactions and the Merger, as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Law, that would otherwise have the effect of preventing the consummation of the Offer, the Restructuring Transactions or the Merger and the other transactions contemplated by this Agreement.

5.6 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of the occurrence, or non-occurrence, of any action or event that would be likely to cause any condition to the obligations of any party to effect the Offer, the Restructuring Transactions, the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.7 Public Announcements. Parent and the Company shall (and shall cause their respective Subsidiaries to) consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other (which consent shall not be unreasonably withheld or delayed), except (a) as may be required by Law or any listing agreement with NASDAQ to which the Company is a party, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, or (b) with respect to any announcement by the Company permitted by, and in furtherance of the Company’s rights under and in accordance with, Section 5.4. Each of the parties hereto agrees that, promptly following execution of this Agreement, (i) the Company shall issue a press release in a form mutually agreed to by the Company and Parent announcing the execution of this Agreement and the transactions contemplated hereby, and (ii) the Company shall (A) file a current report with the SEC on Form 8-K attaching such press release and copy of this Agreement as exhibits and (B) file a pre-commencement communication on Schedule 14D-9 attaching the press release. Thereafter, the parties hereto agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Restructuring Transactions, the Merger or the other transactions contemplated by this Agreement, agree to provide to each other for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable Law.

5.8 Indemnification of Directors and Officers.

(a) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless all past and present directors and officers of the Company to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Charter, the Company Bylaws and indemnification agreements, if any, in existence on the date of this Agreement, in each case, arising out of acts or omissions in their capacity as directors or officers of the Company or any Company Subsidiary occurring at or prior to the Effective Time. Parent and the Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claims, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.8(a) in accordance with the procedures set forth in the Company Charter, the Company Bylaws and indemnification agreements, if any, in existence on the date of this Agreement; provided, however, that the director or officer of the Company to whom expenses are advanced undertakes to repay such advanced expenses to Parent and the Surviving Corporation within five (5) Business Days if it is ultimately determined that such director or officer is not entitled to indemnification pursuant to this Section 5.8(a).

(b) For a period of six (6) years from and after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws. The indemnification agreements, if any, in existence on the date of this Agreement with any of the directors or officers of the Company shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) For six (6) years from and after the Effective Time, the Surviving Corporation shall maintain for the benefit of the Company’s directors and officers, as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, which premium the Company represents and warrants to be approximately $108,700; provided, further, that if the aggregate premiums of such D&O Insurance coverage exceeds such 300% amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such 300% amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If requested by the Company, Parent shall arrange to obtain such prepaid policies prior to the Effective Time. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.8.

(e) The obligations under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect in any material respect any indemnitee to whom this Section 5.8 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

5.9 Financing Cooperation. The Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, reasonably cooperate in connection with the arrangement of any debt financing (the “Financing”) as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries). Such cooperation by the Company, the Company Subsidiaries and the Company Representatives shall include, at the reasonable request of Parent, (a) participation in a reasonable number of meetings, drafting sessions, rating agency presentations and due diligence sessions, (b) furnishing Parent and the Parent Representatives with the Required Information, (c) assisting Parent and its financing sources in the preparation of offering and syndication documents and materials, including rating agency presentations, road show presentations and similar documents and materials, in connection with the Financing (all such documents and materials, collectively, the “Offering Documents”), including providing customary authorization letters related thereto, (d) facilitating the execution and delivery at the Closing of definitive documents related to the Financing, (e) facilitating the pledging at or after the Closing of collateral in connection with the Financing, including executing and delivering any customary collateral documents and other customary certificates and documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company with respect to solvency matters as of Closing, as applicable), and (f) using commercially reasonable efforts to obtain customary payoff letters, redemption notices, releases of liens and instruments of termination or discharge. The Company hereby consents to the reasonable use of its logos in connection with the Financing, provided, that such logos are used in a manner that is not reasonably likely to harm or disparage the Company or their marks and on such other customary terms and conditions as the Company shall reasonably impose. Parent shall pay, or promptly reimburse the Company, for all reasonable out-of-pocket expenses and costs incurred in connection with the Company’s obligations under this Section 5.9, including reasonable out-of-pocket expenses and costs incurred in connection with furnishing any Required Information not currently in the Company’s possession (including any special audit reports or similar information). Notwithstanding anything in this Agreement to the contrary, neither the Company nor the Company Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation, to the extent that such liability or obligation in connection with any Financing would become effective prior to the Closing Date. The Company shall not assume any liability or responsibility for the use of any of the Required Information in connection with the Financing and shall not be required to express any view as to the reasonableness of any assumptions made by the Parent or any of its affiliates. All such information shall be made available only pursuant to confidentiality agreements or arrangements that are customary in the context of the Financing.

5.10 State Takeover Laws. If any “control share acquisition,” “fair price,” “business combination” or other Takeover Statute becomes or is deemed to be applicable to the Company, Parent or the Purchaser, the Offer, the Restructuring Transactions, the Merger or the Top-Up Option, including the acquisition of Shares pursuant thereto, or the Contribution Agreement or any other transaction contemplated by this Agreement, then the Company Board shall, to the extent permitted by such Law, take all action necessary to render such Law inapplicable to the foregoing.

5.11 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares or Company Options pursuant to this Agreement, and the Offer and the Merger shall be an exempt transaction for purposes of Section 16.

5.12 Employees.

(a) In addition to, and not in limitation of any requirements under Law, during the one-year period commencing at the Effective Time, Parent shall provide and shall cause its affiliates, including the Surviving Corporation and the Company Subsidiaries, to provide to employees of the Company or any of the Company Subsidiaries who continue in employment with the Surviving Corporation or the Company Subsidiaries, as applicable, following the Effective Time (“Company Employees”) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to the Company Employees immediately prior to the Effective Time; provided, that no equity-based or change-of-control or other special or non-recurring compensation or benefits provided to the Company Employees immediately prior to the Effective Time shall be taken into account in determining whether compensation and benefits are substantially comparable in the aggregate.

(b) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by the Surviving Corporation or any Company Subsidiaries, or their respective affiliates, in which Company Employees are eligible to participate after the Effective Time, such Company Employees shall receive full credit for purposes of eligibility to participate, vesting and benefit level with respect to vacation entitlement, severance programs and other paid time off for service with the Company or any Company Subsidiary to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company or Company Subsidiary in which the Company Employee participated; provided, that no such credit shall be recognized to the extent it would result in duplication of benefits for the same period of service.

(c) With respect to any welfare plan maintained by the Surviving Corporation, Company Subsidiaries or their respective affiliates in which Company Employees are eligible to participate after the Effective Time, the Company, the Surviving Corporation and their respective affiliates shall use commercially reasonable efforts to secure the waiver of any limitations as to pre-existing conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to the applicable employee or eligible dependent or beneficiary under the corresponding welfare Benefit Plan in which he or she participated immediately prior to the Effective Time.

(d) Nothing in this Agreement shall restrict the right of Parent or any of its affiliates (including the Surviving Corporation) to terminate the employment of any employee after the Closing Date. The provisions of this Section 5.12 are solely for the benefit of the parties to this Agreement, and no employee or former employee or any other individual associated therewith or any Benefit Plan or trustee thereof shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan for any purpose. In addition, nothing in this Agreement shall be construed to create any right to any particular term or condition of employment or limit the right of Parent or any of its affiliates (including the Surviving Corporation) to amend or terminate any Benefit Plan in accordance with the terms thereof.

5.13 Rule 14d–10(d) Matters. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Company Subsidiary shall, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company or any Company Subsidiary unless, prior to the Acceptance Time, the Compensation Committee (each member of which is an Independent Director) shall have taken all such steps as may reasonably be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided, that nothing in this Section 5.13 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

5.14 Stockholder Litigation. The Company shall control, and the Company shall give Parent the opportunity to participate in the defense of, any litigation brought by stockholders of the Company or in the name of the Company against the Company and/or its directors relating to the transactions contemplated by this Agreement, including the Offer, the Restructuring Transactions, the exercise of the Top-Up Option and the Merger; provided, however, that the Company shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the transactions contemplated by this Agreement, or consent to the same, without the prior written consent of Parent (not be unreasonably withheld).

5.15 Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of the Company and of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after such delisting.

5.16 Obligations of the Purchaser. Parent will take all actions necessary to cause U.S. Parent and the Purchaser to perform their respective obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement, and U.S. Parent will take all actions necessary to cause the Purchaser to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

5.17 FIRPTA Certificate. At the Closing, the Company shall deliver to U.S. Parent and the Purchaser an affidavit, dated as of the Closing Date, setting forth the Company’s name, address and federal employer identification number and stating under penalties of perjury that the Company is not and has not during the previous five years been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE RESTRUCTURING TRANSACTIONS

AND THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Restructuring Transactions and the Merger shall be subject to the satisfaction at or prior to the Restructuring Closing, in the case of the Restructuring Transactions, and the Effective Time in the case of the Merger, of each of the following conditions:

(a) The Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer.

(b) In the case of the Merger, the Restructuring Closing shall have occurred and the parties shall have completed the Restructuring Transactions; provided, that Parent may elect to waive this condition as to each party to this Agreement (including the Company) in its sole discretion.

(c) In the case of the Merger, this Agreement shall have been adopted and the Merger approved by the requisite vote or written consent of the stockholders of the Company, if required by applicable Law.

(d) The exercise of the Top-Up Option or consummation of the Restructuring Transactions or the Merger shall not then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Restructuring Transactions, the Top-Up Option or the Merger by any Governmental Entity which prevents the exercise of the Top-Up Option or consummation of the Restructuring Transactions or the Merger, provided, that Parent may elect to waive this condition with respect to the exercise of the Top-Up Option or the consummation of the Restructuring Transactions as to each party to this Agreement (including the Company) in its sole discretion.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Offer, the Restructuring Transactions, the Merger and the other transactions contemplated hereby may be abandoned by action taken or authorized by the Board of Directors or, in the case of Parent, the general partner of the terminating party or parties, whether before or after approval of the Merger by the stockholders of the Company:

(a) By mutual written consent of Parent and the Company, by action of the general partner of the Parent and the Board of Directors of the Company, at any time prior to the Effective Time;

(b) By either the Company or Parent, if the Offer (as it may have been extended pursuant to Section 1.1) expires as a result of the non-satisfaction of any condition or requirement of the Offer set forth in Annex I or is terminated or withdrawn pursuant to its terms or the terms of this Agreement without any Shares being purchased thereunder;

(c) By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the exercise of the Top-Up Option or the consummation of the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.5);

(d) By Parent, at any time prior to the Acceptance Time if (i) an Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 5.4), (ii) the Company shall have breached in any material respect its obligations under Section 5.4, (iii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 or the Schedule 13E-3 or to permit Parent to include the Company Board Recommendation in the Offer Documents, (iv) within five (5) Business Days of the date any Competing Proposal or any material modification thereto is first publicly announced or otherwise communicated to the stockholders of the Company, or otherwise within five (5) Business Days following Parent’s written request, the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation, or (v) the Company or the Company Board (or any committee thereof, including the Special Committee) publicly propose to do any of the foregoing;

(e) By the Company, at any time prior to the Acceptance Time if the Company Board determines to enter into a definitive written Alternative Acquisition Agreement with respect to a Superior Proposal, but only if the Company shall have complied in all material respects with its obligations under Section 5.4 with respect to such Superior Proposal (and any Competing Proposal that was previously made by the Third Party or its Affiliates making such Superior Proposal) and is otherwise permitted to accept such Superior Proposal pursuant to Section 5.4; provided, however, that the Company shall simultaneously with such termination enter into the Alternative Acquisition Agreement and pay the applicable Breakup Fee to Parent pursuant to Section 7.2;

(f) By Parent, at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement or breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Offer contained in paragraph (c)(iii) or (c)(iv) of Annex I is not or cannot be satisfied, (ii) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy or breach, and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least thirty (30) calendar days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy or breach shall not have been cured;

(g) By the Company, at any time prior to the Acceptance Time if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in this Agreement or breach of any covenant of Parent or the Purchaser contained in this Agreement that shall have had or is reasonably like to have, a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy or breach, and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least thirty (30) calendar days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy or breach shall not have been cured; or

(h) By the Company, at any time prior to the Acceptance Time if the Purchaser shall fail to accept for payment Shares validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Section 1.1 and at such time all of the conditions and requirements of the Offer set forth on Annex I are satisfied or have been waived.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall become void and there shall be no liability or obligation on the part of Parent, the Purchaser or the Company or their respective Subsidiaries, officers or directors except (i) with respect to Section 5.3(b), Section 5.7, Section 5.9 (solely with respect to reimbursement of expenses), this Section 7.2 and Article 8 and (ii) with respect to any liabilities or damages incurred or suffered as a result of the willful and material breach by the Company, on the one hand, or Parent or the Purchaser, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement.

(b) Parent and the Company agree that if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) or Section 7.1(e), then the Company shall pay to Parent immediately prior to such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Breakup Fee. The “Breakup Fee” means $8,286,910; provided, however, that if the Company terminates this Agreement pursuant to Section 7.1(e) prior to the Cut-Off Date, then the Breakup Fee means $4,143,455.

(c) Parent and the Company agree that if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) (by reason of a failure of the Minimum Condition or any of the conditions of the Offer specified in paragraphs (c)(iii), (c)(iv) or (c)(vi) of Annex I) or Section 7.1(f), and prior to the date of termination of this Agreement a Competing Proposal shall have been made or otherwise communicated to the Company, the Company Board or the Special Committee, then the Company shall pay the Breakup Fee to Parent no later than two (2) Business Days after the earlier to occur of (A) the date of entrance by the Company or any Company Subsidiary into a definitive agreement providing for a transaction that constitutes a Competing Proposal (provided, however, that for purposes of this Section 7.2(c), the term “Competing Proposal” shall have the meaning assigned to such term in Section 5.4, except that the references to “15%” shall be deemed to be references to 50.1%); or (B) the date any Person (other than Parent or any Parent Subsidiary) purchases (in one or a series of transactions) assets of the Company or any Company Subsidiary representing 50.1% or more of the consolidated assets of the Company and the Companies Subsidiaries, or Equity Interests representing 50.1% or more of the voting power of the Company; provided, that any agreement or purchase referred to in clauses (A) and (B) of this sentence is entered into or completed by the Company or any Company Subsidiary within twelve (12) months of the termination of this Agreement, or if there is no such agreement with respect to a purchase contemplated by clause (B), any tender, exchange or other offer or arrangement for the Company’s voting securities is first publicly announced within twelve (12) months of such termination of this Agreement.

(d) All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(e) In the event that the Company shall fail to pay the Breakup Fee when due, the Company shall reimburse Parent for all reasonable costs and expenses actually incurred or accrued by Parent (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.2.

7.3 Limitation on Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. Other than the Guarantor under the Guaranty, no former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, general or limited partners or assignees of the Company, Parent, the Purchaser, Guarantor or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or the Purchaser under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party hereto or another person (including a claim to enforce the Commitment Letter) or otherwise.

7.4 Amendment. Subject to Section 1.4(c), this Agreement may be amended by the Company, Parent and the Purchaser by action taken by or on behalf of their respective Boards of Directors or, in the case of Parent, its general partner at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Company’s stockholders, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

7.5 Waiver. Subject to Section 1.4(c), at any time prior to the Effective Time, Parent and the Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any Uncured Inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after any approval of this Agreement by the Company’s stockholders, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s stockholders hereunder without the approval of such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acceptance Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Acceptance Time.

8.2 Fees and Expenses. Except as otherwise explicitly provided for in this Agreement, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Parent or the Purchaser, addressed to it at:

GTCR Gridlock Holdings (Cayman), L.P.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Phone: (312) 382-2200

Fax: (312) 382-2201

E-mail: christian.mcgrath@gtcr.com

Attention: Christian B. McGrath

with a copy to (for information purposes only):

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Phone: (212) 906-1200

Fax: (212) 751-4864

E-mail: ted.sonnenschein@lw.com

             bradley.faris@lw.com

Attention: Edward Sonnenschein

                   Bradley C. Faris

If to the Company, addressed to it at:

Global Traffic Network, Inc.

252 School Street

P.O. Box 442

Howard, PA 16841

Phone: (814) 625-2615

Fax: (814) 625-3556

E-mail: scody@globaltrafficnet.com

             gary.worobow@globaltrafficnet.com

with a copy to (for information purposes only):

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

Phone: (212) 530-5000

Fax: (212) 530-5219

E-mail: tjanson@milbank.com

             dschwartz@milbank.com

Attention: Thomas C. Janson

                  David Schwartz

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Australian Subsidiary” means The Australian Traffic Network Pty Ltd (ACN 078 993 736).

“Australian Tax Act” means the Income Tax Assessment Act (1936) of Australia and the Income Tax Assessment Act (1997) of Australia, as applicable.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other material contract between the Company or any of the Company Subsidiaries, on the one hand, and any Participant, on the other hand.

“Benefit Plan” means each of the following, excluding any Benefit Agreements (a) pension plan (as defined in Section 3(2) of ERISA, but whether or not subject to ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (c) severance, change in control, retention or termination plan, program, policy or arrangement or (d) other material compensation, pension or benefit plan, program, policy or arrangement, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of the Company Subsidiaries or any Commonly Controlled Entity for the benefit of any Participant.

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Commonly Controlled Entity” means any Person or entity that, together with the Company, is treated as a single employer under Section 414 of the Code.

“Company Intellectual Property” all Intellectual Property Rights which the Company or any of the Company Subsidiaries currently own or purport to own.

“Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development that, individually or in the aggregate, (a) has had or is reasonably likely to have a materially adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, or (b) prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer, the Restructuring Transactions or the Merger or the performance by the Company of any of its material obligations under this Agreement, except for, in the case of clause (a), any changes, events, effects, occurrences, state of facts or developments attributable to: (i) changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates); (ii) changes in the radio advertising industries in which the Company and the Company Subsidiaries operate; (iii) changes in Laws applicable to the Company or any of the Company Subsidiaries or changes in GAAP; (iv) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism; (v) any changes in the market price or trading volume of shares of Company Common Stock or any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period; provided, however, that the underlying causes of such change or failure shall not be excluded by this clause (v); or (vi) any suit, action or proceeding in respect of this Agreement or the transactions contemplated by this Agreement; except in the cause of clauses (i), (ii), (iii) and (iv), any changes, events, effects, occurrences, state of facts or developments which disproportionately affects, individually or together with other changes, events, effects, occurrences, state of facts or developments, the Company and the Company Subsidiaries when compared to other persons operating (considered, in the case of clause (ii), on a worldwide basis) in radio advertising industries in which the Company and the Company Subsidiaries operate.

“Contracts” means any of the agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other Equity Interests or as trustee or executor, by Contract or credit arrangement or otherwise.

“Environmental Claims” means all accusations, allegations, notices of violation, liens, claims, demands, suits, or causes of action for any damage, including, without limitation, personal injury or property damage, arising out of or related to Environmental Conditions or pursuant to applicable Environmental Laws.

“Environmental Conditions” means the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air).

“Environmental Laws” shall mean all applicable foreign, federal, state, provincial and local Laws, and all rules or regulations promulgated thereunder, relating to pollution, protection of the environment (including without limitation ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants, or other natural resources), and/or protection of the health and safety of persons from exposures to Hazardous Substances in the environment.

“Equity Interests” means shares, capital stock, partnership, member or similar equity interests in any Person, and any securities (including debt securities) convertible into, or exchangeable or exercisable for, shares, capital stock, partnership, member or similar equity interests, or any options, warrants or other rights of any kind to acquire or that are linked to the value of any such shares, capital stock, partnership, member or similar equity interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by Contract right), of such Person.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“Foreign Benefit Agreement” means a Benefit Agreement subject to the laws of a jurisdiction outside of the United States.

“Foreign Benefit Plan” means a Benefit Plan subject to the laws of a jurisdiction outside of the United States.

“Foreign Entity” means any Company Subsidiary other than Global Traffic Canada, Inc., a Delaware corporation, and GTN Alert.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any nation, federal, state, provincial, county, municipal, local or foreign government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government.

“Hazardous Substances” shall mean all pollutants, contaminants, chemicals, wastes, and any other infectious, carcinogenic, ignitable, corrosive, reactive, toxic or otherwise hazardous substances or materials (whether solids, liquids or gases) subject to regulation, control or remediation under applicable Environmental Laws.

“Intellectual Property Rights” means all domestic, foreign and multinational (a) patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, including industrial design applications and registrations, (b) trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the Laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (e) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, traffic data, financial information, pricing and cost information, or other similar information), (f) URL and Internet domain name registrations, (g) Software, (h) inventions (whether or not patentable) and improvements thereto, and (i) and all other intellectual property rights now known or hereafter recognized in any jurisdiction.

“IRS” means the United States Internal Revenue Service.

“knowledge” of a Person means the actual knowledge of William L. Yde, Scott E. Cody, Gary L. Worobow and B. William Pezzimenti.

“Law” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, arbitration awards or findings, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

“on a fully diluted basis” means, as of any date, (a) the number of Shares outstanding, plus (b) the number of Shares the Company is then required to issue pursuant to options, rights or other obligations outstanding at such date under any employee stock option or other benefit plans or otherwise (assuming for purposes of such calculation that all options and other rights or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued), including pursuant to the Company Stock Option Plans.

“Other Filings” means all filings made by, or required to be made by, the Company or Parent and the Purchaser with the SEC in connection with the transactions contemplated by this Agreement, other than the Schedule 14D-9, the Schedule 13E-3 and the Proxy Statement.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer, the Restructuring Transactions or the Merger or performance by Parent or the Purchaser of any of their material obligations under this Agreement.

“Participant” means each current or former director, officer, employee or independent contractor of the Company or any of the Company Subsidiaries.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Company’s financial statements included in the Company SEC Documents, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law, (c) with respect to Real Property, Liens disclosed on existing title reports or existing surveys made available to Parent and such other non-monetary Liens, if any, which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and the Company Subsidiaries or would detract materially from the use, occupancy, value or marketability of title thereto, including (i) easements, encroachments and other matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, and (ii) title to any portion of the premises lying within the right of way or boundary of any public road or private road.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Related Party Transaction” means any transaction, agreement or arrangement between (a) the Company or any Company Subsidiary, on the one hand, and (b) any affiliate of Parent or Purchaser or any of their respective affiliates (other than any Subsidiary of Parent or the Company or any Company Subsidiary) or any of its or their respective directors, managers, general partners, officers, employees, representatives or agents, or any spouse, parent, child or sibling of any such Person, on the other hand; provided, that, for the avoidance of doubt the term Related Party Transaction shall not include any transaction, agreement or arrangement in connection with a Financing, the Restructuring Transactions, arrangements with members of management of the Company or the consummation of the transactions contemplated by this Agreement.

“Required Information” means all financial and other pertinent information regarding the Company and the Company Subsidiaries, as may be reasonably requested by Parent, including financial statements prepared in accordance with GAAP, pro forma financial statements and information, projections, audit reports, a draft of a customary comfort letter with respect to such financial information by auditors of the Company and the Company Subsidiaries which such auditors are prepared to issue upon completion of customary procedures and other information and data regarding the Company or any of the Company Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1 under the Securities Act and of the type and form customarily included in Offering Documents used to syndicate credit facilities or in Offering Documents used in private placements of debt securities under Rule 144A promulgated under the Securities Act, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Special Committee” means the special committee of the Company Board, comprised solely of independent directors, and formed in connection with the consideration of the Offer and the Merger.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such Equity Interests that would confer control of any such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Taxes” means any and all (a) taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital, capital stock, payroll, employment, social security, national insurance, workers’ compensation, unemployment compensation, excise, goods and services, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees and (b) liability for amounts described under clause (a) above under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local or foreign Law), as a result of transferee or successor liability, by contract, by Law or otherwise.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration or similar statement or document filed or required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party” shall mean any Person other than Parent, the Purchaser and their respective affiliates.

“Uncured Inaccuracy” with respect to a representation or warranty of a party to the Agreement as of a particular date shall be deemed to exist only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of the Agreement or as of another specific date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of the date of the Agreement or such other specific date, respectively, and the inaccuracy in such representation or warranty shall not have been cured since such date.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“2005 Plan”	Section 2.3(a)

“Agreement”	Preamble

“Acceptance Time”	Section 1.4(a)

“Adverse Recommendation Change”	Section 5.4(d)

“Alternative Acquisition Agreement”	Section 5.4(b)

“Articles of Merger”	Section 1.7

“Available Software”	Section 3.14(a)

“Book-Entry Shares”	Section 2.2(b)

“Breakup Fee”	Section 7.2(b)

“Canadian Tax Act”	Section 3.12(c)

“Certificates”	Section 2.2(b)

“Closing”	Section 1.7

“Closing Date”	Section 1.7

“Commitment Letter”	Section 4.8

“Company”	Preamble

“Company Board”	Recitals

“Company Board Recommendation”	Recitals

“Company Bylaws”	Section 3.1(b)

“Company Charter”	Section 3.1(b)

“Company Common Stock”	Section 3.2(a)

“Company Compensation Arrangement”	Section 3.13(e)

“Company Disclosure Schedule”	Article 3

“Company Employees”	Section 5.12

“Company Financial Advisor”	Section 3.22

“Company Financial Statements”	Section 3.7(a)

“Company Material Contract”	Section 3.14(a)

“Company Option”	Section 2.3(a)

“Company Permits”	Section 3.6(a)

“Company Preferred Stock”	Section 3.2(a)

“Company Registered Intellectual Property”	Section 3.17(a)

“Company Representatives”	Section 5.3(a)

“Company SEC Documents”	Section 3.7(a)

“Company Software”	Section 3.17(a)

“Company Stock Option Plans”	Section 2.3(a)

“Company Stockholder Approval”	Section 3.25

“Company Subsidiary”	Section 3.1(a)

“Competing Proposal”	Section 5.4(i)(i)

“Confidentiality Agreement”	Section 5.3(b)

“Continuing Directors”	Section 1.4(c)

“Contributed Shares”	Recitals

“Contribution Agreement”	Recitals

“Cut-Off Date”	Section 5.4(b)

“D&O Insurance”	Section 5.8(c)

“Effective Time”	Section 1.7

“Employment Compensation Arrangement”	Section 3.13(e)

“Exchange Act”	Section 1.1(a)

“Exempted Person”	Section 5.4(i)(iii)

“Expiration Date”	Section 1.1(d)

“Extended Outside Date”	Section 1.1(e)

“Fairness Opinion”	Section 3.22

“Financing”	Section 5.9

“Governmental Approval Condition”	Annex I

“GTCR Financing”	Section 4.8

“GTN Alert”	Recitals

“GTN Canada”	Recitals

“GTN UK”	Recitals

“Guarantor”	Section 4.8

“Guaranty”	Recitals

“Inclusive Companies”	Section 3.16

“Independent Directors”	Section 3.13(e)

“Initial Expiration Date”	Section 1.1(d)

“Initial Outside Date”	Section 1.1(e)

“Insurance Policies”	Section 3.19

“IT Assets”	Section 3.17(f)

“Lease Agreements”	Section 3.14(a)

“Leased Real Property”	Section 3.21(b)

“Merger”	Recitals

“Merger Consideration”	Section 2.1(a)

“Minimum Condition”	Section 1.1(a)

“NASDAQ”	Section 1.4(a)

“Notice of Superior Proposal”	Section 5.4(e)

“NRS”	Recitals

“Offer”	Recitals

“Offer Documents”	Section 1.1(h)

“Offer Price”	Recitals

“Offer to Purchase”	Section 1.1(c)

“Offering Documents”	Section 5.9

“Option Payments”	Section 2.3(a)

“Owned Real Property”	Section 3.21(a)

“Parent”	Preamble

“Parent Disclosure Schedule”	Article 4

“Parent Representatives”	Section 5.3(a)

“Parent Subsidiary”	Section 4.3(b)

“Paying Agent”	Section 2.2(a)

“Promissory Note”	Section 1.9(a)

“Proxy Statement”	Section 5.2(a)

“Purchaser”	Preamble

“Real Property”	Section 3.21(c)

“Required Governmental Approvals”	Annex I

“Restricted Share”	Section 2.3(b)

“Restructuring Closing”	Section 1.5(b)

“Restructuring Closing Date”	Section 1.5(b)

“Restructuring Transactions”	Section 1.5(a)

“Sarbanes-Oxley Act”	Section 3.7(a)

“Schedule 13E-3”	Section 1.3

“Schedule 14D-9”	Section 1.2(a)

“Schedule TO”	Section 1.1(h)

“SEC”	Section 1.1(e)

“Section 16”	Section 5.11

“Shares”	Recitals

“Short Form Threshold”	Section 1.8

“Solicitation Period End Date”	Section 5.4(a)

“Special Committee”	Recitals

“Special Meeting”	Section 5.2(b)

“Stock Purchase”	Section 1.5(a)

“Subsidiary Shares”	Section 1.5(a)

“Superior Proposal”	Section 5.4(i)(ii)

“Surviving Corporation”	Section 1.6(a)

“Takeover Statutes”	Section 3.3(b)

“Top-Up Closing”	Section 1.9(c)

“Top-Up Exercise Notice”	Section 1.9(c)

“Top-Up Notice Receipt”	Section 1.9(c)

“Top-Up Option”	Section 1.9(a)

“Top-Up Option Shares”	Section 1.9(a)

“U.S. Parent”	Preamble

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedules and Company Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.9 Assignment. The Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties, provided, that Parent or the Purchaser may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent or to a lender or financial institution as collateral for the Financing, in each case without the consent of the Company, but no such assignment shall relieve Parent or the Purchaser, as the case may be, of its obligations hereunder.

8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.8 and Section 7.3, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Nevada, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Nevada or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Nevada.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Nevada State court, or Federal court of the United States of America, sitting in Clark County, Nevada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Nevada State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Nevada State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Nevada State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.14 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, U.S. Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GTCR GRIDLOCK HOLDINGS (CAYMAN), L.P.

By:	GTCR Gridlock Partners, Ltd.
Its:	General Partner

By:
Name:
Title:

GTCR GRIDLOCK HOLDINGS, INC.

By:
Name:
Title:

GTCR GRIDLOCK ACQUISITION SUB, INC.

By:
Name:
Title:

GLOBAL TRAFFIC NETWORK, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, the Purchaser shall not be required to accept for payment, and may delay the acceptance for payment of, any validly tendered Shares, if (a) the Minimum Condition shall not have been satisfied at the Expiration Date, (b) the Required Governmental Approvals shall not have been obtained or any waiting period (or extension thereof) or mandated filing shall not have lapsed or been made either unconditionally or on terms reasonably satisfactory to the Purchaser at or prior to the Expiration Date (collectively, the “Governmental Approval Condition”), or (c) any of the following events, conditions, state of facts or developments exists or has occurred and is continuing at the Expiration Date:

(i) there shall be pending any suit, action or proceeding by any Governmental Entity of competent jurisdiction against Parent, U.S Parent, the Purchaser, the Company or any Company Subsidiary, or otherwise in connection with the Offer, the Top-Up Option or the Merger, seeking to (A) make illegal, restrain, prohibit or delay the making or consummation of the Offer, the Top-Up Option or the Merger, (B) make illegal, restrain or prohibit the ownership or operation by Parent, the Company or any of their respective Subsidiaries, of all or a material portion of the assets or businesses of Parent, the Company or any of their respective Subsidiaries as a result of or in connection with the Offer, the Top-Up Option or the Merger, or (C) make illegal, restrain, prohibit or impose material limitations on the ability of Parent , U.S. Parent or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer, upon the exercise of the Top-Up Option or otherwise in the Merger;

(ii) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, or promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Government Entity with respect to the Offer, the Top-Up Option or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer, the Top-Up Option or the Merger of applicable waiting periods under the Required Governmental Approvals, that (x) would, in the reasonable judgment of Parent and the Purchaser, individually or in the aggregate, result in any of the consequences referred to in clauses (A) through (C) of paragraph (c)(i) above, (y) has the effect of making the Offer, the exercise of the Top-Up Option or the Merger illegal or otherwise prohibiting the consummation of the Offer, the Top-Up Option or the Merger, or (z) would, in the reasonable judgment of Parent and the Purchaser, require a review or waiting period by or on behalf of a Governmental Entity;

(iii) (A) any representation or warranty of the Company contained in Sections 3.2 or 3.3 of the Merger Agreement shall fail to be true and correct in all material respects, as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); (B) the representation and warranty of the Company contained in the last sentence of Section

Annex I-1

3.7(a) of the Merger Agreement shall fail to be true and correct in all respects, as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except where such failure to be true and correct has not resulted and would not reasonably be expected to result in a restatement of the Company Financial Statements or the withdrawal by the Company’s independent public accountant of its audit opinion with respect to the Company Financial Statements; or (C) any other representation or warranty of the Company contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect; provided, however, if either the total number of Shares set forth in clause (i) of the first sentence of Section 3.2(a), or the total number of Shares subject to outstanding Company Options set forth in the first sentence of Section 3.2(b), in each case as of July 22, 2011, is less than the actual numbers as of such date by more than an immaterial amount, such representations and warranties in Section 3.2 shall be deemed to fail to be true and correct in all material respects;

(iv) the Company shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been cured;

(v) since the date of the Merger Agreement, a Company Material Adverse Effect shall have occurred;

(vi) the Company shall have failed to deliver a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (c)(iii) and (c)(iv) of this Annex I have been satisfied; or

(vii) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (including those set forth in clauses (a) and (b) of the initial paragraph) are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions and, other than with respect to clauses (a) and (b), may be waived by the Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement. For the avoidance of doubt, any action of the type set forth in clauses (c)(i) or (c)(ii) above that relate solely to the Restructuring Transactions, but which do not otherwise affect the Offer, the Top-Up Option or the Merger, shall not be deemed to be a failure to satisfy either of such conditions. Any reference in this Annex I or the Merger Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and

Annex I-2

conditions of the Merger Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

As used in this Annex I, the term “Required Governmental Approvals” shall mean receipt of all regulatory approvals and consents that may be required under the Foreign Acquisitions and Takeovers Act 1975 of Australia and the Australian Government’s Foreign Investment Policy. The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 2, 2011, by and among GTCR Gridlock Holdings (Cayman), L.P., GTCR Gridlock Holdings, Inc., GTCR Gridlock Acquisition Sub, Inc. and Global Traffic Network, Inc..

Annex I-3

Exhibit A

FORM OF PROMISSORY NOTE

$[—].00

Chicago, IL

[—], 2011

FOR VALUE RECEIVED, the undersigned, GTCR Gridlock Acquisition Sub, Inc. (the “Purchaser”), a Nevada corporation and a wholly-owned subsidiary of GTCR Gridlock Holdings, Inc., promises to pay Global Traffic Network, Inc., a Nevada corporation (the “Company”), the principal amount of [—] Dollars ($[—].00) with interest from the date hereof on the unpaid principal balance hereunder at a rate equal to the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate. Interest shall be compounded monthly, and all computations of interest payable under this Note shall be made on the basis of a 365-day year and actual days elapsed.

1. Subject to Paragraph 3 below, the principal amount under this Promissory Note (this “Note”) shall be due and payable upon the earlier to occur of the following dates (the “Maturity Date”): (a) the date which is one (1) year from the date hereof; and (b) the date on which the indebtedness hereunder is accelerated as provided for hereunder. On the Maturity Date the entire remaining unpaid principal balance of this Note, together with any and all costs and expenses provided for hereunder and accrued and unpaid interest, shall be due and payable.

2. Each payment under this Note shall first be credited to the payment of accrued and unpaid interest, and the remainder shall be credited against principal. All amounts due hereunder shall be payable without defense, set off or counterclaim, in lawful money of the United States of America. If a payment hereunder otherwise would become due and payable on a Saturday, Sunday or legal holiday, the due date thereof shall be extended to the next succeeding business day, and interest shall be payable thereon during such extension.

3. This Note may be prepaid in whole or in part at any time without premium or penalty.

4. Upon the occurrence of a default hereunder the Company or any holder hereof may, at its option, upon written notice to the Purchaser, declare immediately due and payable the entire principal balance hereof together with all accrued and unpaid interest thereon, plus any other amounts then owing pursuant to this Note, whereupon the same shall be immediately due and payable. If the level of interest otherwise chargeable under this Note would violate any applicable law, it shall, instead, accrue at the highest rate permitted by law.

5. No waiver of any of the terms of this Note shall be valid or binding unless set forth in a writing specifically referring to this Note and signed by a duly authorized officer of the Company or any holder hereof, and then only to the extent specifically set forth therein.

6. If any default occurs in any payment due under this Note, the Purchaser promises to pay all reasonable costs and expenses, including reasonable attorneys’ fees, incurred by the holder hereof in collecting or attempting to collect the indebtedness under this Note, whether or not any action or proceeding is commenced. None of the provisions hereof and none of the holder’s rights or remedies hereunder on account of any past or future defaults shall be deemed to have been waived by any indulgence granted by the holder to the Purchaser.

7. Except as otherwise set forth herein, the Purchaser hereby waives presentment, demand, diligence, protest and notice of every kind, and agrees that it shall remain liable for all amounts due hereunder notwithstanding any extension of time or change in the terms of payment of this Note granted by the holder hereof or any delay or failure by the holder hereof to exercise any rights under this Note.

8. This Note shall inure to the benefit of the Company and its successors and shall bind the heirs, executors, administrators and successors of the Purchaser. The Purchaser shall not assign, sell, transfer or delegate any of its rights or duties under this Note. The Company shall not assign, sell, transfer or delegate any of its rights or duties under this Note.

9. All agreements between the Purchaser and the Company are expressly limited so that in no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof, acceleration of maturity of the unpaid principal balance hereof, or otherwise, will the amount paid or agreed to be paid to the Company for the use, forbearance or detention of money exceed the highest lawful rate permissible under applicable usury laws. If, from any circumstances whatsoever, fulfillment of any provision of this Note, at the time performance of such provision is due, involves transcending the limit of validity prescribed by law that a court of competent jurisdiction may deem applicable hereto, then the obligation to be fulfilled will be reduced to the limit of such validity. Furthermore, if, from any circumstances whatsoever, the Company ever receives as interest an amount that would exceed the highest lawful rate, the amount which would be excessive interest will be applied to the reduction of the unpaid principal balance due hereunder and not to the payment of interest. This provision controls every other provision of this Note.

10. In the event that any one or more provisions of this Note shall be held to be illegal, invalid or otherwise unenforceable, the same shall not affect any other provision of this Note and the remaining provisions of this Note shall remain in full force and effect.

11. This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

IN WITNESS WHEREOF, the Purchaser has caused this Note to be duly executed the day and year first above written.

GTCR GRIDLOCK ACQUISITION SUB, INC. a Nevada corporation

By:
Name:
Its: